NO ACT

PE
11-5-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10013974

December 27, 2010



Roger J. Patterson
Managing Vice President, Counsel
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

Act: 1934
Section:
Rule: 14a-8
Public Availability: 12-27-10

Re: The Walt Disney Company
Incoming letter dated November 5, 2010

Dear Mr. Patterson:

This is in response to your letters dated November 5, 2010 and December 6, 2010 concerning the shareholder proposal submitted to Disney by Unite Here. We also have received a letter on proponent's behalf dated November 23, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Andrew Kahn
Davis, Cowell & Bowe, LLP
595 Market Street, Suite 1400
San Francisco, CA 94105

December 27, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Walt Disney Company
Incoming letter dated November 5, 2010

The proposal recommends that the company's compensation committee adopt a policy to only use one test to assess performance in determining eligibility for awards of stock in the Long Term Incentive Plan for senior executives, rather than allowing re-tests that increase the likelihood of executives receiving the awards.

We are unable to concur in your view that Disney may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that the proposal and supporting statement, when read together, are so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Additionally, based on the information you have presented, we are unable to conclude that the portions of the supporting statement you reference impugn the character, integrity, or personal reputation of the company's director without factual foundation in violation of rule 14a-9. Accordingly, we do not believe that Disney may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(9). In the context of this proposal, a "test" does not appear to be equated with a "goal." Therefore, the proposal's reference to "one test" does not appear to directly conflict with the reference to performance "goals" in the Stock Incentive Plan for which Disney's board intends to seek shareholder approval at the upcoming annual meeting. Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Disney's practices and policies do not compare favorably with the guidelines of the proposal and that Disney has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



The Walt Disney Company

Roger J. Patterson
Managing Vice President, Counsel
Registered In-House Counsel

1934 Act/Rule 14a-8

December 6, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Shareholder Proposal of Unite Here
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated November 5, 2010 (the ***"Initial Request Letter"***) submitted by The Walt Disney Company, a Delaware corporation (with its consolidated subsidiaries, ***"Disney"*** or the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Unite Here (the ***"Proponent"***) from the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the ***"2011 Proxy Materials"***). On behalf of the Proponent, Mr. Andrew Kahn submitted a letter to the Staff dated November 23, 2010 (the ***"Proponent Letter"***), asserting his view that the Proposal and Supporting Statement are required to be included in the 2011 Proxy Materials.[1]

We submit this letter to supplement the Initial Request Letter and respond to the claims made in the Proponent Letter. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent copies of this correspondence to the Proponent and its representative.

---

[1] Although the Proponent Letter indicates that it was sent to the Staff by e-mail, it was delivered to the Company only by First Class Mail, and was not received by the Company until after the Thanksgiving weekend.

500 S. Buena Vista Street, Burbank, CA 91521-0615
Tel 818.560.5126 Fax 818.563.4160 roger.patterson@disney.com



I. BACKGROUND

On September 24, 2010, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2011 Proxy Materials. The Proposal requests that the Company's Compensation Committee "adopt a policy to only use one test to assess performance in determining eligibility for awards of stock in the Long Term Incentive Plan for senior executives, rather than allowing re-tests that increase the likelihood of executives receiving awards." For the reasons set forth in the Initial Request Letter and below, the Company continues to be of the view that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8.[2]

II. EXCLUSION OF THE PROPOSAL

A. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(9), as it Directly Conflicts with a Stock Incentive Plan that the Company will Submit to Shareholders for Approval at the Same Meeting

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal that directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. As discussed in the Initial Request Letter, the Staff has concurred with the view that companies may exclude shareholder proposals in reliance on Rule 14a-8(i)(9) where those proposals seek to place limitations on terms of incentive awards to senior executives at the same time as the company proposes to present its own incentive plan with terms that specifically permit the terms the proposals would limit. The Proponent Letter argues that a conflict between a shareholder proposal and one aspect of a stock plan should not be grounds for exclusion under Rule 14a-8(i)(9). This argument is patently inconsistent with Staff precedent. See e.g., The Charles Schwab Corp. (Jan. 19, 2010) (concurring that a shareholder proposal to adopt a plan with only peer group performance targets conflicted with company proposal to adopt a plan that permitted absolute entity performance, peer group performance targets or other measures); and Abercrombie & Fitch Co. (May 2, 2005) (concurring with the view that a shareholder proposal to

[2] As discussed in the Initial Request Letter and Section II.B of this letter, the Company is of the view that the Proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. As such, the Company also addressed alternative bases upon which the Proposal could be excluded, depending upon the fundamentally different alternative readings of the intended purposes of the Proposal. For purposes of this letter, we have addressed the arguments made by the Proponent in the Proponent Letter with respect to each of the alternative bases. Our views with regard to the application of Rule 14a-8 to each of those arguments does not affect our view that the Proposal is so inherently vague and misleading that it may be excluded in reliance on Rule 14a-8(i)(3).



require performance-based vesting of stock options could be excluded under Rule 14a-8(i)(9) as it conflicted with the company's proposal to adopt an equity-based incentive plan that provided for time-based vesting of stock options).

The Proponent Letter also attempts to apply the precedent in Fluor Corp. (Mar. 10, 2003), The Goldman Sachs Group, Inc. (Jan. 3, 2003), Safeway Inc. (Mar. 10, 2003), and Kohl's Corp. (Mar. 10, 2003). The Proponent's reliance on those letters is misplaced. As discussed in the Initial Request Letter, the shareholder proposal in those letters requested that all future stock option grants to senior executives be performance-based and the company intended to present a plan that would give the board sole discretion in determining the terms and conditions of grants under the plan without specifically permitting performance-based awards. The Proponent Letter asserts that the Company's proposed Stock Incentive Plan (the ***"2011 Plan"***)[3] likewise will rely solely on board committee discretion as it contains no explicit reference to "re-testing." This assertion relies entirely on semantics. The "re-testing" the Proponent appears to be referencing in the Proponent Letter is the use of multiple tests (or "goals") for the vesting of restricted stock unit awards, which the 2011 Plan will explicitly authorize. The Proponent Letter further attempts to distinguish the facts in Charles Schwab, noting that the shareholder proposal in Charles Schwab "said only one measure of performance can be used but the plan explicitly provided for multiple alternative tests." The terms of the 2011 Plan will explicitly provide the Compensation Committee with the authority to establish multiple goals for the vesting of restricted stock awards. The Proposal, on the other hand, seeks to limit that authority to one

[3] The Board of Directors has not yet finalized its consideration of all terms of the 2011 Plan, but it has finalized the language relating to attainment of a specified performance goal (or goals) at issue here, and has approved the submission of the 2011 Plan to shareholders for approval at the 2011 annual meeting. The current draft plan sections relevant to the discussion herein are as follows:

> 8.2 *Vesting Requirements*. The restrictions imposed on shares granted under a Restricted Stock Award shall lapse in accordance with the vesting requirements specified by the Committee, which shall be set forth in the Award Agreement. The requirements for vesting of a Restricted Stock Award may be based on the continued Service of the Participant with the Company or an Affiliate for a specified time period (or periods), on the attainment of a specified performance goal (or goals) or on such other terms and conditions as approved by the Committee in its discretion. The Committee may accelerate the vesting of a Restricted Stock Award at any time. If the vesting requirements of a Restricted Stock Award shall not be satisfied, the Award shall be forfeited and the shares of Common Stock subject to the Award shall be returned to the Company.
>
> 9.2 *Vesting of Stock Unit Awards*. On the Date of Grant, the Committee shall determine any vesting requirements with respect to a Stock Unit Award, which shall be set forth in the Award Agreement. The requirements for vesting of a Stock Unit Award may be based on the continued Service of the Participant with the Company or an Affiliate for a specified time period (or periods), on the attainment of a specified performance goal (or goals) or on such other terms and conditions as approved by the Committee in its discretion. A Stock Unit Award may be granted on a fully vested basis, with a deferred payment date and/or the Committee may accelerate the vesting of a Stock Unit Award at any time.



goal. This is a clear conflict of the type that existed in Charles Schwab and that did not exist in Fluor Corp. and similar letters.

The Proponent Letter also attempts to analogize the Proposal and the Company's proposal to several other letters where the Staff did not concur that the proposals could be excluded pursuant to Rule 14a-8(i)(9). The analogies are neither compelling nor relevant. In Duke Energy (Mar. 1, 2002) and Safeway (Feb. 26, 2002), the Staff disagreed that proposals preventing a company from engaging auditors that provide non-auditing services conflicted with a proposal to ratify the company's selection of auditors who were currently providing non-auditing services. In Verizon Communications Inc. (Jan. 21, 2010), the Staff rejected exclusion of a shareholder proposal seeking to define performance targets for stock options where the company was seeking an advisory shareholder vote on executive compensation. In addition to addressing different issues entirely, the company proposals in Duke Energy, Safeway, and Verizon Communications Inc. were very general in nature and did not directly conflict with what was sought by the shareholder proposals, unlike in Charles Schwab and unlike the proposed "goals" language of the 2011 Plan. In Whole Foods Market, Inc. (Dec. 14, 2005) and AT&T Inc. (Feb. 10, 2006), the Staff did not concur that shareholder proposals to require majority voting for all matters conflicted with company proposals to change certain specific supermajority provisions to majority voting. In those letters, however, the shareholder proposals did not directly conflict with the company proposals; rather, those proposals merely expanded the scope of what the company proposals intended to accomplish. Accordingly, the above letters cited in the Proponent Letter are not relevant, particularly in light of the direct and recent precedent provided by the Staff in Charles Schwab.

The Proponent's assertion that it would be unfair to "force shareholders . . . who were concerned about just one small aspect of past stock grants or option grants to vote down an entire plan" is also unavailing. All equity incentive plans are complex and contain many provisions, some of which one or more shareholders may find objectionable. As with approval of any other complex proposal, each shareholder must evaluate the plan as a whole and determine whether, on balance, the shareholder believes that the plan as a whole best serves shareholders interests as the shareholder sees them.

Based on the foregoing analysis and the Initial Request Letter, the Company continues to be of the view that submitting both the Company's proposal and the Proposal to shareholders would present conflicting decisions for Company shareholders and an affirmative vote on both the Proposal and the approval of the 2011 Plan would result in an inconsistent and ambiguous mandate from those shareholders. The Proposal and Supporting Statement, therefore, may properly be omitted from the 2011 Proxy Materials in reliance on Rule 14a-8(i)(9).



B. *The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading*

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sep. 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See also Philadelphia Electric Company (Jul. 30, 1992).

In the Initial Request Letter, the Company described how the various references to "re-testing" in the Proposal and Supporting Statement render the Proposal's meaning of "re-testing" vague and indefinite, and, given the fundamental nature of that term to the Proposal, the Proposal is therefore materially misleading and excludable under Rule 14a-8(i)(3). The Proponent Letter attempts to clarify what is meant by the term "re-testing", but is unsuccessful. For example, the Proponent Letter states that re-testing is not intended to refer to "long-term awards based on multiple performance targets at various points in time." However, that statement fairly describes the awards made by the Company in 2008 and 2009 that the Proposal purportedly intends to address. As a solution to the continuing lack of clarity as to what is meant by "re-testing," the Proponent Letter proposes adding the following sentence to the Supporting Statement or Proposal: "'Re-testing' allows executives, upon failing one performance test to qualify for stock grants, to take additional tests to qualify." This proposed sentence would add no additional clarity to the Proposal. The suggested language fails to address the Company's stated concern in the Initial Request Letter as to whether the Proposal intends to address testing the performance metrics at multiple points in time or using multiple performance metrics to assess achievement of goals. The Proponent Letter and the Supporting Statement also state that the Company's 2010 awards contain a re-test, though as described in Section II.C below, vesting of the 2010 awards is subject to a performance goal that blends two separate measures rather than achievement of either of two goals. The proposed sentence does not address this inconsistency. Accordingly, the Proponent Letter fails to address the inherent vagueness and indefiniteness within the Proposal and the Supporting Statement detailed in the Initial Request Letter.

Based on the foregoing analysis and the Initial Request Letter, the Company continues to be of the view that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(3).



C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(10), as the Company has Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal", which does not require a proposal to be implemented in full or precisely as presented. See Release No. 34-20091 (Aug. 16, 1983). As discussed in the Initial Request Letter, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." See Texaco, Inc. (Mar. 28, 1991). The Proponent Letter notes that the Proposal relates to a "general policy" and implies that the Company's practices therefore are not relevant. The Proponent's position is not consistent with the Staff precedent in Texaco, Inc., where the Staff specifically recognized that a company's "practices" can be a basis for exclusion of a proposal under Rule 14a-8(i)(10).

The Proponent Letter further mischaracterizes the performance criteria for the 2010 restricted stock unit awards as providing for a "re-test." As described in the Initial Request Letter, for awards granted after 2009, whether performance-based units vest and, if so, the number of units that vest depends on a goal that is based on a combination of total shareholder return and earnings per share. Specifically, if total shareholder return is below the 50th percentile relative to the S&P500, the percentage of units vesting is dependent on both the level of total shareholder return and earnings per share. Thus, vesting of the restricted stock units is subject to a blended test of these two goals rather than a "re-test" as described in the Proponent Letter. Accordingly, the Company's practices do not include a re-test of the type the Proponent appears to be describing in the Proponent Letter, and this change in practice substantially implements the Proposal.

For the reasons discussed above, the arguments set forth in the Proponent Letter fail to alter the conclusion that the Company's policies, practices and procedures compare favorably with the guidelines of the Proposal and the Company has substantially implemented the Proposal. Based on the foregoing analysis and the Initial Request Letter, the Company continues to be of the view that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(10).

III. CONCLUSION

For the reasons discussed above and in the Initial Response Letter, the Company believes that it may properly omit the entire Proposal and Supporting Statement from its 2011 Proxy



Materials in reliance on Rule 14a-8(i)(9), Rule 14a-8(i)(3) and Rule 14a-8(i)(10). As such, the Company respectfully requests that the Staff concur with its views and not recommend enforcement action to the Commission if the Company omits the entire Proposal and Supporting Statement from its 2011 Proxy Materials. Should the Staff be unable to concur with the Company's view that the entire Proposal and Supporting Statement may be omitted, the Company continues to believe that it may properly omit certain portions of the Supporting Statement identified in Section II.E of the Initial Request Letter under Rule 14a-8(i)(3). As such, the Company also respectfully requests that the Staff concur with its view and not recommend enforcement action to the Commission if the Company omits the sentences of the Supporting Statement quoted in Section II.E of the Initial Request Letter from its 2011 Proxy Materials.

Please do not hesitate to call me at (818) 560-6126 or by return email if you require additional information. Please acknowledge receipt of this letter by return email. We request that you transmit your response by email to Roger.Patterson@Disney.com and understand that you can transmit your response to the Proponent at alee@unitehere.org.

Sincerely,

Roger J. Patterson

cc: Mr. Andy Lee
Strategic Affairs Coordinator
Unite Here Los Angeles

Andrew J. Kahn
Davis, Cowell & Bowe, LLP

DAVIS, COWELL & BOWE, LLP
Counselors and Attorneys at Law

November 23, 2010

San Francisco

595 Market Street, Suite 1400
San Francisco, California 94105
415.597.7200
Fax 415.597.7201

Barry S. Jellison (CA)
Steven L. Stemerman (CA, NV)
Richard G. McCracken (CA, NV)
W. David Holsberry (CA, NV)
Elizabeth Ann Lawrence (CA, NV, AZ)
Andrew J. Kahn (CA, NV, AZ)
John J. Davis, Jr. (CA)
Florence E. Culp (CA, NV)
Kristin L. Martin (CA, NV, HI)
Eric B. Myers (CA, NV)
Paul L. More (CA, NV)
Winifred Kao (CA, DC)
Sarah Varela (CA, AZ)
Sarah Grossman-Swenson (CA)
Adam J. Zapala (CA)
Sophia Lai (CA)

Robert P. Cowell (1931-1980)

of counsel:
Philip Paul Bowe (CA)
J. Thomas Bowen (CA, NV)
Mark Brooks (TN)

McCracken, Stemerman & Holsberry

1630 S. Commerce Street, Suite A-1
Las Vegas, Nevada 89102
702.386.5107
Fax 702.386.9848

PROPONENTS' OPPOSITION TO NO-ACTION REQUEST

VIA UPS OVERNIGHT MAIL AND
EMAIL TO shareholderproposals@sec.gov.

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder proposal to Disney from UNITE HERE*

Dear SEC Staff:

We represent UNITE HERE, the Proponent of a shareholder proposal requesting a policy be adopted by the Disney board in awarding stock units of not letting executives fail one test for performance but then receive a new alternate test which they can pass so they can still receive stock awards ("re-testing"). This indisputably occurred in 2008-09, and is also intended for 2010.[1]

Based on prior SEC Staff decisions, Staff should decline to concur with Disney's grounds for excluding the Proposal and Supporting Statement in their entirety, at most requiring minor modifications.

1. There is no direct conflict between this proposal and a management proposal

The Company argues under 14a-8(i)(9) that the Proposal "directly conflicts" with its own intended proposal for shareholder ratification of its 2011 stock plan. Notably, that plan does not expressly address re-testing or use of alternative tests to qualify; it merely provides for board discretion in awarding options. The plan language quoted by Disney makes no explicit reference to

[1] While not happening repeatedly over time as in the prior plan, the Supporting Statement expressly notes the 2010 plan involves "one re-test", whereby if an executive fails the first performance measure he can still win stock if he passes at that time a second performance measure: the proxy statement at page 22 describes the second test as only used "if applicable."



making stock awards to executives despite their failure on the original performance test.

Disney's position would unfairly force shareholders in any company who were concerned about just one small aspect of past stock grants or option grants to vote down an entire plan and end the desirable practice of using stock and option awards for executive compensation until the next annual meeting, rather than being allowed to register a protest about the one small problem— a Hobson's Choice if ever there was one.

Shareholders surely want the Company to be able to make stock awards in the near future, and likely want board discretion on most issues related to stock awards, but also want to request such discretion be exercised against re-testing. Accordingly, there is no direct conflict here, and hence no basis for exclusion.

SEC Staff has never construed the direct conflict grounds for exclusion in 14a-8(i)(9) so broadly as to prohibit a shareholder proposal on the same general subject as a management proposal, which is what Disney's argument amounts to. Rather, the point of the exclusion is so that voters are not asked to vote on the same thing in two ways, with a "no" vote on the management proposal representing the same thing as a "yes" vote on the shareholder proposal, with the risk of confusion and inconsistent results if shareholders do not understand the two proposals are mirror images. See Release No. 33-19135, at n. 29 (October 14, 1982).

Here, there is no risk of confused results: a "yes" vote on the Company's proposal means that stock awards can continue, while a simultaneous "yes" vote on Proponent's proposal merely asks such awards be given as a result of a fixed performance target rather than a target which gets changed to be easier to meet if executives miss the first target.

Because of the absence of any plan language blessing retesting, this case is almost on all fours with *Fluor Corp.*, 2003 WL 1057676 (3/10/03), where Staff rejected exclusion on (i)(9) grounds of a shareholder proposal asking for future stock option grants to be based on performance, while the company like here was merely proposing ratification of a stock plan that provided for board discretion in making stock awards. Accord, *Goldman Sachs* (1/3/03); *Safeway* (3/10/03); *Kohls Corp.* (3/10/03). This case is not analogous to one where the stockholder proposal said only one measure of performance can be used but the plan explicitly provided for multiple alternative tests, as in *Charles Schwab* (1/19/10). There a sensible shareholder could not vote "yes" on both proposals, whereas here such a vote would be entirely consistent: it would merely be saying to the board "we shareholders give you discretion, but we ask you not to use such discretion to allow executives to pass a new test after they flunk the first".

Even greater tension between proposals has repeatedly been allowed by SEC Staff: for example, in *Duke Energy*, 2002 WL 471702 (3/1/02), and *Safeway* 2002 WL 398743 (2/26/02),, Staff allowed proposals to proceed requesting the company use auditors who did not provide other services to the company, even though this was in clear tension with the company's proposals requesting ratification of their selection of an audit firm which had been providing other services. However, there as here, the shareholder proposal asks for a future general policy, while the company proposal merely concerns one particular time-limited event. See also *Whole Foods Market, Inc.* (12/14/05) (denying no-action relief when company proposed a charter amendment to replace a requirement for a supermajority vote to approve some transactions with a "majority of outstanding shares" requirement, while shareholder made precatory proposal that all matters be approved by a majority of votes cast; affirmative vote for the latter would be advisory and could not conflict with a binding charter amendment); *AT&T Inc.*, 2006 WL 401195 (2/10/06)(allowing shareholder proposal calling for adoption of simple majority voting, even though the Company was simultaneously proposing to amend its certificate to eliminate a supermajority provision); *Verizon Inc.* 2009 WL 4883085 (1/21/10)(rejecting exclusion of shareholder proposal defining performance target for options to be presented at same time as company resolution seeking ratification generally of its executive compensation).

2. **The Proposal is Not Impermissibly Vague So as to Violate the Rule Against False and Misleading Proxy Materials**

Disney argues the Proposal is vague in not defining "only use one test to assess performance . . . rather than allow re-tests that increase the likelihood of executives receiving the awards", arguing this might somehow be construed to apply to long-term awards based on multiple performance targets at various points in time. That clearly is not what is meant by re-testing: what is meant by re-testing is explained in the Supporting Statement by referring to what Disney did in the past and is doing in 2010 as well (the latter is explicitly described as a retesting situation, it merely is not the double retesting situation of the prior plan): Disney has been awarding stock to executives who fail the first test applied to company performance, but then win stock when a different test of performance is applied.

On the other hand, an executive is obviously not being "re-tested" when the grant is made in portions over time each based on the latest performance, nor "retested" when performance is measured by multiple variables without any bias in favor of making a grant, the hypotheticals posed by Disney.

Notably, many other companies and observers use the term "retesting" without offering a long complex legal definition as Disney's argument would require: see examples in Exhibit A hereto.

However, if the Staff believes shareholders should be provided additional clarity, Proponent is willing to add, and requests Staff permit addition of, the following explanatory sentence to the Supporting Statement or Proposal: "'Re-testing' allows executives, upon failing one performance test to qualify for stock grants, to take additional tests to qualify." The revised proposal and supporting statement would still fall within the 14a8 limit of 500 words.[2]

3. The Proposal Has Not Been Substantially Implemented

Disney's argument for substantial implementation is based on its misinterpretation of the Proposal as being limited to retesting *on multiple dates* to obtain the same shares, but a proposal limited to that end is not the sole stated meaning nor sole normal meaning of the Proposal's phrases "only use one test to assess performance . . . rather than allowing re-tests". The Proposal as further explained in the Supporting Statement also goes after the use of two tests on the same date as is occurring under the 2010 plan.

Moreover, the fact that Disney this year does not currently plan to repeat its 2-year/4-year tests is not substantial implementation of the Proposal even as narrowly construed, for the Proposal is for a general policy, and the relevant decisionmakers at Disney have not stated their opposition to ever retesting on multiple dates for the same stock. Disney's track record is one of changing its stock plan every year (going back at least 5 years). Hence neither Staff nor shareholders have any basis for assuming the absence of a multi-year retesting provision this year means that such feature will not return in the near future.

4. The Supporting Statement does not impugn anyone's integrity

The Supporting Statement notes that the director heading the Disney Compensation Committee was also involved in compensation decisions at AIG which were the subject of enormous criticism from responsible business press and governmental leaders, and this is pertinent to Disney shareholders for it shows they cannot simply hope their board's Compensation Committee will vigorously police stock grant awards without enacting the Proposal, for the Committee members' track record suggests to the contrary. Exhibit B hereto are examples of government leaders and business press using language similar to the Supporting Statement to describe what occurred at AIG.[3] However, Proponent has no objection to

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[2] Alternatively, if Staff believes no reasonable interpretation of retesting would include the 2010 plan, the proposal is still legitimate to prevent recurrence of the multiple retesting of 2008-9, so the Supporting Statement would merely need modification to delete its reference to the 2010 plan.

[3] Responsible business observers also question other decisions of Disney's Compensation Committee, not just its retesting for stock awards. See, e.g., Alistair Barr, *MarketWatch*, "Disney's dinosaur: CEO Iger's 2008 employment contract suddenly looks like a fossil"

modifying any of its remarks to which Staff takes offense. For example, "The retesting practice shines an unfavorable spotlight on director Fred Langhammer who became the Compensation Committee Chairman before the 2008 Meeting" can be replaced with "Will the Board avoid retesting without shareholder encouragement? Consider that Fred Langhammer became the Compensation Committee Chairman before the 2008 meeting." Similarly, if Staff prefers, "criticism for showering large bonuses and lavish junkets on top executives" can be changed to "criticism for its executive compensation practices" – though few would disagree that AIG showered large bonuses when it paid $454 million in bonuses for 2008, the year in which AIG required a taxpayer bailout of $170 billion, and as already noted, many other serious observers agreed AIG had provided "lavish junkets."

In sum, Disney has not met its burden to have the Proposal excluded in its entirety.

Respectfully,



Andrew Kahn
Attorney for Proponent

AJK:ja
Attachments
cc : Roger J. Patterson, Disney Company

May 11, 2009 ("Disney struck its new agreement with Iger in January 2008 even though his old contract would have expired at the end of September 2010. Companies in the entertainment industry often re-write executive employment contracts before they expire. But Disney's decision came after a period of notable under-performance by its shares. In the 12 months before Iger's new contract kicked in at the end of January 2008, Disney's total return was a negative 13.1%, while the total return of the Standard & Poor's 500 index was negative 2.1%, leaving the company lagging by more than 10 percentage points, according to executive compensation expert Graef Crystal. Disney, and its board of directors, couldn't have predicted the economic devastation that followed in 2008. However, they could have waited until the company's relative performance improved, so it looked more appropriate to offer Iger so much more money, he explained.'Since the contract had some time to run, and since total return performance at that point was poor, why renew something then when you could have waited for a better time,' Crystal added.")

Disney's Dinosaur, *MarketWatch*, Alistair Barr, 5/11/2009:
"A chunk of the restricted stock that Disney grants as part of its long-term incentive plan is subject to performance tests before executives get the shares. The main test is based on Disney's total shareholder return versus the Standard & Poor's 500 index. But if that test isn't met by the first vesting date, the executives get another chance to pass later on. If they fail the second test, there's a third, different test based on growth in Disney's adjusted earnings per share. *Re-testing like this means executives are more likely to eventually get their shares, making performance a less important part of the outcome. "Companies should not retest their performance conditions and if the shares fail to vest, they should be forfeited," RiskMetrics said in its analysis of Disney's executive incentive bonus plan."*

ISS Governance Services Report, 2/25/2009
P. 15-16:
The company states it targets 60 percent of the total value of its annual long-term compensation awards for named executive officers ("NEOs") to be in the form of restricted stock units ("RSUs"). In addition to his inducement grant, Mr. Iger received two annual equity awards in fiscal 2008: 421,053 stock options with a $29.90 exercise price, which were valued at approximately $3.2 million on Jan. 9, 2008 and on Jan. 30, 2008 RSUs valued at approximately $5.9 million. RMG notes that RSUs granted as long-term incentive compensation at Disney, typically are 50 percent subject to time vesting and 50 percent subject to performance based conditions. For RSUs granted in fiscal 2008, half of the time vested units vest on the second anniversary date and the remainder vest on forth anniversary. For awards made in fiscal 2009, the company has changed its vesting schedule where 25 percent of the time vested awards will vest on each of the first four anniversaries.

For performance based RSUs awarded in fiscal 2008, half vest on the second anniversary and the other half on the fourth anniversary, only if a TSR test is met, the executive remains employed, and a performance test to assure deductibility for tax purposes is satisfied. Awards granted in 2008, are subject to a TSR test which is measured on a one or two year measurement period preceding each vesting date. Shares which fail to vest on the first vesting date may vest on the second vesting date if either the one or four year period prior to the vesting date passes the TSR test. Disney's required TSR test mandates that the company's TSR must exceed the weighted average TSR of the S&P 500 Index over the same period. RMG notes that if the performance RSUs fail to vest on the second vesting period, they will be subject to alternative tests to determine their vesting status. Shares that fail to vest on the second vesting period are eligible to vest if they satisfy an average annual growth test. This test requires the company's EPS for the 16 preceding fiscal earnings, subject to committee approved adjustments, to pass an adjusted EPS growth rate hurdle. Pursuant to this alternative test, all shares eligible shares will vest if the adjusted EPS growth is greater than 10 percent; 50 percent of the shares will vest if the adjusted EPS growth is between eight percent and 10 percent; and no shares will vest if the adjusted EPS growth is less than eight percent. *RMG notes that the company's disclosure on the various performance tests is convoluted and not transparent to shareholders. If performance units do not vest under the first criteria, the second criteria would apply. If the performance units do not vest under the second criteria, the third criteria would apply. RMG believes that companies should not retest their performance conditions and if they fail to meet the performance requirements, the awards should be forfeited.*

P. 17:
RMG finds several aspects of Mr. Iger's contract and compensation terms to be concerning. The increases in his target bonus and long-term incentive levels are high and the justification is lacking. *The retesting of performance conditions would eventually result in vesting of performance based awards.* A renewal of an employment agreement should not result in mega stock options grant, if the executive has been receiving annual long-term equity awards. The high level of security benefits with continued limited disclosure. The continuation of death benefits, even though they do not align with the company's pay for performance philosophy. Mr. Iger's multiple pay increases do not seem to align with the company's mediocre performance.

EXHIBIT A

EXCERPTS FROM SEC FILINGS (emphasis supplied):

TAKE TWO INTERACTIVE SOFTWARE INC, DEFA14A, Apr 6 2009

If the first installment of shares of performance-based restricted stock does not vest on June 13, 2009, it may nonetheless vest on June 13, 2010, June 13, 2011 or June 13, 2012 if the performance-based criteria described above are achieved over the two-year period ending on June 13, 2010, the three-year period ending June 13, 2011 or the four-year period ending June 13, 2012, respectively. Similarly, the vesting of the remaining shares of performance-based restricted stock will be dependent on the performance of the Common Stock for the period from June 13, 2008 through the applicable vesting date exceeding or equaling the performance of the stocks of 75% of the companies in the NASDAQ Industrial Index over such period of time. Thus, the vesting of shares of performance-based restricted stock, including pursuant to the retest features for shares that do not vest on the date when they were originally eligible for vesting, will be on a cumulative basis measured from June 13, 2008 through the applicable vesting date. In addition, all shares of restricted stock will vest on a change in control of the Company as set forth in the applicable grant agreement.

PEARSON PLC, 20-F, Mar 26 2009

Long-term incentives
At the annual general meeting in April 2006, shareholders approved the renewal of the long-term incentive plan first introduced in 2001. Executive directors, senior executives and other managers can participate in the plan which can deliver restricted stock and/or stock options. Approximately 5% of the company's employees currently hold awards under the plan. The aim is to give the Committee a range of tools with which to link corporate performance to management's long-term reward in a flexible way. It is not the Committee's intention to grant stock options in 2009. Restricted stock granted to executive directors vests only when stretching corporate performance targets over a specified period have been met. Awards vest on a sliding scale based on performance over the period. There is no retesting. The Committee determines the performance measures and targets governing an award of restricted stock prior to grant.



STATE OF NEW YORK
OFFICE OF THE ATTORNEY GENERAL
120 BROADWAY
NEW YORK, NY 10271

ANDREW M. CUOMO
Attorney General

(212) 416-8050

November 18, 2008

Edward M. Liddy
Chairman & CEO
American International Group, Inc.
70 Pine Street
New York, NY, 10270

Re: 2008 Executive Bonuses at AIG

Dear Mr. Liddy,

As part of our ongoing examination of American International Group ("AIG") and other TARP recipients, we are writing to inquire as to AIG's intentions with respect to bonuses and pay raises for executives this year. AIG has already received more than $150 billion in rescue financing and therefore should be completely transparent with taxpayers as to what the company's compensation plans are.

AIG's demise has seriously harmed investors all over the country. On top of that, taxpayers have now sunk billions into the company to keep it afloat. It thus seems hard to imagine that AIG could pay significant bonuses or give raises to its executives after the company has quite literally been bailed out by the American taxpayer. We believe top executives should shoulder their fair share of these difficult economic times.

Goldman Sachs, a firm which has received far less in federal funds than AIG, has made a significant decision in announcing earlier this week that some of its top executives will not get bonuses this year. UBS and Barclays, neither of whom have been bailed out by taxpayers like AIG, have now followed a similar path. Please inform my Office as soon as possible what AIG plans to do with respect to executive bonuses and pay raises this year. As you know, I believe AIG's decision has significant legal ramifications.

Very truly yours,



Andrew M. Cuomo
Attorney General of the
State of New York

EXHIBIT B



STATE OF NEW YORK
OFFICE OF THE ATTORNEY GENERAL
120 BROADWAY
NEW YORK, NY 10271

ANDREW M. CUOMO
Attorney General

(212) 416-8050

March 17, 2009

Honorable Barney Frank
Chairman, House Committee on Financial Services
United States House of Representatives
2129 Rayburn House Office Building
Washington, DC 20515

Re: AIG 2008 Retention Bonuses

Dear Chairman Frank:

I am writing to provide you and your Committee with information regarding an ongoing investigation my Office has been conducting of executive compensation at American International Group ("AIG"). I hope this information will be useful to the Committee at its hearing on AIG tomorrow.

We learned over the weekend that AIG had, last Friday, distributed more than $160 million in retention payments to members of its Financial Products Subsidiary, the unit of AIG that was principally responsible for the firm's meltdown. Last October, AIG agreed to my Office's demand that no payments be made out of its $600 million Financial Products deferred compensation pool. While this was a positive step, we were dismayed to learn after the fact that AIG had made multi-million dollar payments out of its separate Financial Products retention plan on Friday.

AIG now claims that it had no choice but to pay these sums because of the unalterable terms of the plan. However, had the federal government not bailed out AIG with billions in taxpayer funds, the firm likely would have gone bankrupt, and surely no payments would have been made out of the plan. My Office has reviewed the legal opinion that AIG obtained from its own counsel, and it is not at all clear that these lawyers even considered the argument that it is only by the grace of American taxpayers that members of Financial Products even have jobs, let alone a pool of retention bonus money. I hope the Committee will take up this issue at its hearing tomorrow.

Furthermore, we know that AIG was able to bargain with its Financial Products employees since these employees have agreed to take salaries of $1 for 2009 in exchange for receiving their retention bonus packages. The fact that AIG engaged in this negotiation flies in the face of AIG's assertion that it had no choice but to make these lavish multi-million dollar bonus payments. It appears that AIG had far more leverage than they now claim.

AIG also claims that retention of individuals at Financial Products was vital to unwinding the subsidiary's business. However, to date, AIG has been unwilling to disclose the names of those who received these retention payments making it impossible to test their claim. Moreover, as detailed below, numerous individuals who received large "retention" bonuses are no longer at the firm. Until we obtain the names of these individuals, it is impossible to determine when and why they left the firm and how it is that they received these payments.

If AIG were confident in its claim that those who received these large bonuses were so vital to the orderly unwinding of the unit, one would expect them to freely provide the names and positions of those who got these bonuses. My Office will continue to seek an explanation for why each one of these individuals was so crucial to keep aboard that they were paid handsomely despite the unit's disastrous performance.

As you may know, my Office yesterday subpoenaed AIG for the names of those who received these bonuses, and we plan to do everything necessary to enforce compliance. American taxpayers deserve to know where their money is going, and AIG's intransigence and desire to obscure who received these payments should not be tolerated. Already my Office has determined that some of these bonuses were staggering in size. For example:

- The top recipient received more than $6.4 million;
- The top seven bonus recipients received more than $4 million each;
- The top ten bonus recipients received a combined $42 million;
- 22 individuals received bonuses of $2 million or more, and combined they received more than $72 million;
- 73 individuals received bonuses of $1 million or more; and
- Eleven of the individuals who received "retention" bonuses of $1 million or more are no longer working at AIG, including one who received $4.6 million;

Again, these payments were all made to individuals in the subsidiary whose performance led to crushing losses and the near failure of AIG. Thus, last week, AIG made more than 73 millionaires in the unit which lost so much money that it brought the firm to its knees, forcing a taxpayer bailout. Something is deeply wrong with this outcome. I hope the Committee will address it head on.

We have also now obtained the contracts under which AIG decided to make these payments. The contracts shockingly contain a provision that required most individuals' bonuses to be 100% of their 2007 bonuses. Thus, in the Spring of last year, AIG chose to lock in bonuses for 2008 at 2007 levels despite obvious signs that 2008 performance would be disastrous in comparison to the year before. My Office has thus begun to closely examine the circumstances under which the plan was created.

I look forward to continuing to cooperate with the Committee in any way possible to ensure that taxpayer funds are not misspent on unjustified bonuses or otherwise misused.

Very truly yours,



Andrew M. Cuomo
Attorney General of the
State of New York

 The Walt Disney Company

1934 Act/Rule 14a-8

November 5, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Shareholder Proposal of Unite Here
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

The Walt Disney Company, a Delaware corporation (with its consolidated subsidiaries, "***Disney***" or the "***Company***"), requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Unite Here (the "***Proponent***") from the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the "***2011 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On September 24, 2010, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2011 Proxy Materials. The

500 S. Buena Vista Street, Burbank, CA 91521
Tel 818.560.1000



Proposal requests that the Company's Compensation Committee "adopt a policy to only use one test to assess performance in determining eligibility for awards of stock in the Long Term Incentive Plan for senior executives, rather than allowing re-tests that increase the likelihood of executives receiving awards."

II. EXCLUSION OF THE PROPOSAL

A. Background and Bases for Exclusion of the Proposal and Supporting Statement

Disney has, for several years, included in its equity awards to senior officers performance-based restricted stock units that vest only upon the achievement of stated performance goals. In each of the annual grants of such awards, the Compensation Committee establishes performance goals for restricted stock units that it believes to be appropriate in light of the then competitive environment for executive talent and that it believes create the desired set of objectives to drive the creation of long-term shareholder value. These factors are periodically reviewed and hence the performance goals for new grants are modified from time to time. Thus, performance-based units granted prior to 2010 vested depending on whether the Company's total shareholder return exceeded the total shareholder return for the S&P 500 for periods preceding the vesting date, with half of the units vesting two years after the award date and half of the units vesting four years after the vesting date. Units that failed to vest two years after the award date because the total shareholder return goal was not met remained eligible to vest four years after the award date if the Company's total shareholder return exceeded the shareholder return goal for the S&P 500 for periods preceding the fourth anniversary of grant. In addition, for units granted in fiscal 2008 and 2009, if the total shareholder return goal was not met for either the two- or four-year periods, the units could nevertheless vest if a goal based on the growth of the Company's earnings per share was met.[1] For awards granted after 2009, whether performance-based units vest and, if so, the number of units that vest depends on a goal that is based on a combination of total shareholder return and earnings per share to be assessed approximately three years after the grant date. For these awards, performance is measured – and all such units vest – three years after the grant date; there is no opportunity for units that fail to vest at that time to vest at a future date.[2]

[1] In addition to the performance tests described in the text, all units awarded to officers subject to the provisions of Section 162(m) of the Internal Revenue Code are subject to a separate test based on adjusted net income. If this test is not met as of any vesting date, the units will not vest and will not be eligible for future vesting, irrespective of whether the total shareholder return or earnings per share test is met.

[2] The 2009 and 2010 awards are described in greater detail on pages 21 and 22 of the Company's proxy materials for its 2010 Annual Meeting of Shareholders. See: http://www.sec.gov/Archives/edgar/data/1001039/000119312510010559/ddef14a.htm. Awards prior to 2009 are described in greater detail on



The Proposal requests the adoption of "a policy to only use one test to assess performance in determining eligibility for awards of stock in the Long Term Incentive Plan for senior executives, rather than allowing re-tests that increase the likelihood of executives receiving awards." We believe it is unclear whether the Proposal and Supporting Statement address: (i) the application of separate tests after two years and four years that applied to a portion of performance-based units awarded prior to 2010; (ii) the use of a goal for units awarded after 2009 that is based on a combination of total shareholder return and earnings per share; or (iii) some combination of both. We believe the Proposal and Supporting Statement can be omitted on various grounds, depending on what the Proposal is intended to address, as follows:

- Irrespective of what the Proposal is intended to address, we believe the Proposal and Supporting Statement can be omitted under Rule 14a-8(i)(9), as they would directly conflict with a proposal the Company intends to present at the same meeting.
- In light of the lack of clarity of the Proposal and the Supporting Statement, we believe they can also be omitted under Rule 14a-8(i)(3) because they are inherently vague and indefinite.
- If the Proposal and Supporting Statement are interpreted as targeting the two- and four-year testing dates that existed through the 2009 awards, we believe they may be omitted under Rule 14a-8(i)(10), as the Proposal has been substantially implemented.
- Finally, we believe we may exclude certain statements within the Supporting Statement under Rule 14a-8(i)(3), as such statements directly impugn the character, integrity or reputation of a director standing for re-election.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(9), as it Directly Conflicts with a Stock Incentive Plan that the Company will Submit to Shareholders for Approval at the Same Meeting

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal that directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. The Proposal asks the Compensation Committee to establish a policy to use "only one test to assess performance in determining the eligibility for awards in stock" under the long-term incentive program for senior executives. The Company's Board of Directors intends to seek shareholder approval at the 2011 Annual Meeting of Shareholders to adopt a new Stock Incentive Plan (the "2011 Plan"). The Company currently issues equity awards under the Company's Amended and Restated 2005 Stock Incentive Plan (the "2005 Plan") and the Amended and Restated 1995 Stock Incentive Plan and Rules (the "1995 Plan"). Both of these

pages 21-23 of the Company's proxy materials for its 2009 Annual Meeting of Shareholders. See: http://www.sec.gov/ Archives/edgar/data/1001039/000119312509007628/ddef14a.htm.



plans are expiring, and the Company intends to propose adoption of a new plan containing substantially the same terms as the 2005 Plan and allowing issuance of awards from unused shares from the 2005 Plan and the 1995 Plan. In light of the terms the Company intends to include in the 2011 Plan, the Proposal conflicts directly with the Company's proposal to seek shareholder approval of the plan.

The terms the Company intends to include in the 2011 Plan allow for performance-based vesting of restricted stock unit awards "on the attainment of a specified performance goal (or goals) or on such other conditions as approved by the [Compensation] Committee in its discretion."[3] As such, the terms of the proposed plan specifically permit the use of multiple goals for testing whether performance-based units will vest. Irrespective of whether the Proposal and Supporting Statement focus on the application of the same goal at two different times or the application of two goals at the same time, the Proposal and Supporting Statement would limit the Compensation Committee to the application of one goal to test whether performance-based tests have been met, in direct contradiction of the terms of the proposed plan. A favorable vote on both the Proponent's Proposal and the Company's proposal would therefore result in an inconsistent and ambiguous mandate from the Company's shareholders.

The Staff has concurred with the view that companies may exclude shareholder proposals in reliance on Rule 14a-8(i)(9) where those proposals seek to place limitations on terms of incentive awards to senior executives at the same time as the company proposes to present its own incentive plan with terms that specifically permit the terms the proposals would limit. In The Charles Schwab Corp. (Jan. 19, 2010), a shareholder sought to propose that the company adopt an incentive plan for senior executives that only allowed peer group performance targets, while the company intended to propose a plan that allowed "absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure of the selected performance criteria." In other words, Charles Schwab's

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[3] The terms of the 2011 Plan will be substantially similar to the terms of the 2005 Plan, though the Company has not yet finalized its consideration of all terms of the plan, such as the maximum number of shares that may be issued under the 2011 Plan and the language that will make awards from the predecessor plans available under the 2011 Plan. The Company does, however, intend to retain in the 2011 Plan the language currently set forth in Section 8.2 of the 2005 Plan, relating to Vesting Requirements for Restricted Stock Awards. That language reads: "8.2 *Vesting Requirements*. The restrictions imposed on shares granted under a Restricted Stock Award shall lapse in accordance with the vesting requirements specified by the Committee in the Award Agreement, provided that the Committee may accelerate the vesting of a Restricted Stock Award at any time. The requirements for vesting of a Restricted Stock Award may be based on the continued Service of the Participant with the Company or an Affiliate for a specified time period (or periods), on the attainment of a specified performance goal (or goals) or on such other terms and conditions as approved by the Committee in its discretion. If the vesting requirements of a Restricted Stock Award shall not be satisfied, the Award shall be forfeited and the shares of Common Stock subject to the Award shall be returned to the Company." A copy of the 2005 Plan as currently in effect is attached as Exhibit B.



compensation committee could choose between two measures or exercise its discretion to use any other non-enumerated measure, and the shareholder proposal sought to require selection of a particular goal. The proposed 2011 Plan (like the plan in Charles Schwab) permits the Compensation Committee to select one goal, multiple goals or other conditions in its discretion, while the Proposal seeks to limit the criteria to a single goal (like the shareholder proposal in Charles Schwab). Notwithstanding the fact that the discretionary plan proposed by Charles Schwab meant that the company could comply with the terms of the shareholder proposal even if the company's plan were approved, the Staff concurred with the company that the two proposals conflicted and the shareholder proposal could be excluded under Rule 14a-8(i)(9). As Disney's proposal to approve the terms of the 2011 Plan and the Proponent's Proposal are virtually identical in approach to the company proposal and the shareholder proposal that was excluded in Charles Schwab, the Company believes that the Proposal likewise may properly be excluded under Rule 14a-8(i)(9).

Similarly, in AOL Time Warner Inc. (Mar. 3, 2003), the proponent's proposal requested that the board adopt a policy prohibiting future stock option grants to senior executives, which was in direct conflict with the company's proposal to adopt a discretionary stock option plan that permitted grants of stock options to its employees, including senior executives. Although, as noted by the proponent, the shareholder's proposal theoretically could have been implemented notwithstanding approval of the stock option plan, the Staff concurred that the company could omit the proposal pursuant to Rule 14a-8(i)(9) as the shareholder's proposal and the company's proposal "presented alternative and conflicting decisions for shareholders" and that "submitting both proposals to a vote could provide inconsistent and ambiguous results." Similarly here, the Proponent seeks the adoption of a policy regarding use of a single goal to assess achievement of performance criteria in direct conflict with the Company's proposal seeking approval of the 2011 Plan, which permits vesting on the attainment of more than one goal. Allowing both proposals to be presented in the 2011 Proxy Materials would raise the same "conflicting decisions for shareholders" and potentially "inconsistent and ambiguous results" as existed in AOL Time Warner.[4]

While the Staff has denied relief in some instances where a shareholder proposed to place limitations or conditions on executive incentive awards and the company proposed to submit an incentive plan before shareholders at the same meeting, it has done so only where the terms of the company's proposal did not specifically permit the conduct at which the shareholder's proposal was aimed. For example, in The Goldman Sachs Group, Inc. (Jan. 3, 2003), the Staff was unable to concur with the company's view that a proposal could be excluded under

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[4] See also, Abercrombie & Fitch Co. (May 2, 2005), (concurring with the view that a shareholder proposal to require performance-based vesting of stock options could be excluded under Rule 14a-8(i)(9) as it conflicted with the company's proposal to adopt an equity-based incentive plan that provided for time-based vesting of stock options).



Rule14a-8(i)(9) where a shareholder proposal requested that all future stock option grants to senior executives be performance-based and the company intended to present a plan that would give the board sole discretion in determining the terms and conditions of grants under the plan without specifically permitting performance-based awards. See also, Fluor Corp. (Mar. 10, 2003) (same); Safeway Inc. (Mar. 10, 2003) (same); and Kohl's Corp. (Mar. 10, 2003) (same). These letters are distinguishable from our circumstances , as they were in Charles Schwab. Unlike the facts in Goldman Sachs, Fluor, Safeway and Kohl's, where the company-proposed plan contained no guidance on the terms of the awards and instead deferred completely to board or committee discretion, the terms of the 2011 Plan will explicitly establish the Compensation Committee's authority to employ multiple goals for the vesting of restricted stock awards while the Proposal seeks to limit that authority to one goal. This is a clear conflict of the type that existed in Charles Schwab and that did not exist in Goldman Sachs and similar letters.

For the reasons discussed above, submitting both the Company's proposal and the Proposal to shareholders would present conflicting decisions for Company shareholders and an affirmative vote on both the Proposal and the approval of the 2011 Plan would result in an inconsistent and ambiguous mandate from those shareholders. The Proposal and Supporting Statement, therefore, may properly be omitted from the 2011 Proxy Materials in reliance on Rule 14a-8(i)(9).

C. *The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading*

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (Sep. 15, 2004) (***"SLB 14B"***), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See also Philadelphia Electric Company (Jul. 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions



envisioned by the shareholders voting on the proposal." See Fuqua Industries, Inc. (Mar. 12, 1991).

The Proposal and Supporting Statement seek to limit "re-tests" of performance tests used to determine the vesting of performance-based restricted stock units granted to senior executives. As noted in Section II.A. above, it is unclear whether the Proposal's reference to "re-testing" is intended to refer to the practice of allowing performance metrics to be tested at multiple points in time or whether it is intended to refer to the practice of using multiple performance metrics to assess achievement of performance goals.

The Proposal requests that the Company's Compensation Committee "adopt a policy to only use one test to assess performance in determining eligibility for awards" of restricted stock units under the long term incentive program for senior executives, rather than allowing "re-tests that increase the likelihood of executives receiving awards." The Supporting Statement notes that in 2008 and 2009, the Company "allowed senior executives to re-test to determine whether they received performance-based 'restricted stock units'" and asserts that such a practice "delinks executive compensation from company performance because it allows senior executive multiple opportunities under different criteria to receive awards." However, the Supporting Statement then recognizes "Disney's 2010 proxy statement notes that only one re-test was allowed for stock units granted in calendar year 2010," and expresses the concern that "there is currently no guarantee that Disney will not introduce more re-testing opportunities in future years." The limiting of "re-testing" is fundamental to the Proposal; however, the various references to "re-testing" in the Proposal and the Supporting Statement render the meaning of that fundamental term absolutely unclear. This uncertainty renders the Proposal materially misleading, as neither the shareholders in voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

In General Electric Company (Dec. 31, 2009), the Staff concurred that a proposal calling for the board to aggressively evaluate a director's performance by initiating a system akin to an employee ranking system -- specifying that each board member with at least eight years of tenure will be "forced ranked" and that the "bottom ranked" director would not be re-nominated -- could be omitted in reliance on Rule 14a-8(i)(3). In this letter, the company asserted that there was no guidance in the proposal regarding how to "rank" directors and, therefore, there was uncertainty as to how the company or shareholders would know which incumbent directors were eligible to be nominated for re-election. Similarly, the current Proposal provides no guidance to the Company or shareholders regarding the definition of "re-testing." The everyday language of that term could refer to "re-testing" at different points in time or to using multiple performance criteria at a single (or multiple) points in time. Accordingly, neither the Company nor



shareholders can be certain as to which element of the restricted stock unit vesting the Proponent is attempting to address.

The Staff also has previously expressed the view that a proposal urging the board of directors to take the necessary steps to amend a company's articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or "reckless neglect" may be omitted under Rule 14a-8(i)(3). See Peoples Energy Corporation (Nov. 23, 2004) (reconsideration denied Dec. 10, 2004). In that letter, the company expressed its view that the "reckless neglect" standard was not defined in the proposal and a "canvass of Illinois jurisprudence did not uncover even a single case or example describing, defining or applying a 'reckless neglect' standard of conduct." The company argued that this "undefined and unrecognized standard" rendered the proposal so vague and indefinite that neither the shareholders voting on the proposal nor the company in implementing the proposal would be able to determine what actions or measures the proposal requires. In response, the proponent of that proposal pointed to several potential definitions of the term "reckless neglect" based upon the "everyday language" of the words as defined in various dictionaries. However, the Staff concurred with the company's view that the proposal could be excluded in reliance on Rule 14a-8(i)(3) as vague and indefinite. Just as the proposal in People's Energy sought to preclude indemnification from personal liability for acts or omissions involving gross negligence or "reckless neglect," this Proposal seeks to have shareholders support the Company's adoption of a policy to "only use one test to assess performance ... rather than allowing re-tests" without adequately describing in the Proposal or the Supporting Statement whether the "test" should relate to a single point in time or a single performance metric. The failure to provide shareholders with adequate guidance on this fundamental aspect of the Proposal prevents the Company and shareholders from understanding with any reasonable certainty the actions sought by the Proposal and, thus, renders the entire Proposal impermissibly vague and indefinite. Further, given the materially vague and indefinite nature of the Proposal and Supporting Statement, any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal.

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(3).

D. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(10), as the Company has Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." The Commission has stated that



for a proposal to be omitted as moot under this rule it must be "substantially implemented" by a company, not implemented in full or precisely as presented. See Release No. 34-20091 (Aug. 16, 1983). The general policy underlying the "substantially implemented" basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Release No. 34-12598 (Jul. 7, 1976).

The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." See Texaco, Inc. (Mar. 28, 1991). In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal even if by means other than those suggested by the shareholder proponent. See, e.g., Wal-Mart Stores, Inc. (Mar. 30, 2010) (concurring that a company's adoption of various internal policies and adherence to particular principles substantially implemented a proposal seeking the adoption of principles for national and international action to stop global warming specified in the proposal); PG&E Corporation (Mar. 10, 2010) (concurring that a company's practice of disclosing annual charitable contributions in various locations on its website substantially implemented a proposal seeking a semi-annual report on specific information regarding the company's charitable contributions); and Aetna Inc. (Mar. 27, 2009) (concurring that a report on gender considerations in setting insurance rates substantially implemented a proposal seeking a report on the company's policy responses to public concerns about gender and insurance, despite the proponent's arguments that the report did not fully address all issues addressed in the proposal).[5]

While the Proposal is unclear as to whether its reference to "re-testing" is intended to refer to the practice of allowing performance metrics to be tested at multiple points in time or whether it is intended to refer to the practice of using alternative performance metrics to assess the achievement of performance goals, if it is intended to refer to testing at multiple times, the Company's recent practice substantially implements the terms of the Proposal.

As disclosed on page 22 of the Company's proxy materials for the 2010 Annual Meeting of Shareholders, the Compensation Committee revised the performance tests for all restricted stock units to be awarded to senior executives in calendar year 2010 to provide that all performance-based units vest after three years if the performance goals are met at that time. Unlike awards granted in 2008 and 2009, achievement of the performance criteria for 2010

---

[5] See also Anheuser-Busch Cos., Inc. (Jan. 17, 2007); ConAgra Foods, Inc. (Jul. 3, 2006); Johnson & Johnson (Feb. 17, 2006); Exxon Mobil Corporation (Mar. 18, 2004); Xcel Energy, Inc. (Feb. 17, 2004); The Talbots, Inc. (Apr. 5, 2002); AMR Corp. (Apr. 17, 2000); and Masco Corp. (Mar. 29, 1999). In Masco Corp., the Staff concurred with the view that a proposal could be omitted as substantially implemented where the company's actions sufficiently addressed the proponent's underlying concern despite the differences between the company's actions and the shareholder proposal.



awards is not subject to additional testing at alternative dates. The Company believes that this change in practice regarding the performance test for restricted stock units awarded in 2010 substantially implements the Proposal.

In this regard, the Proposal seeks a policy of only using "one test to assess performance in determining eligibility for awards...rather than allowing re-tests." The Supporting Statement acknowledges that Disney changed its practices as described above but expresses the concern that the Company's practices may "introduce more re-testing opportunities in future years." There is nothing in the Proposal, however, that would prevent a change in policy in future years if the Board of Directors deemed it in the best interests of shareholders. Accordingly, the Company has fully implemented the action sought by the Proposal (as that action is assumed in this discussion) and the effect of the Company's revised practices would have the same effect as the "policy" sought by the proposal. Further, as in Wal-Mart Stores, the Company is not required to adopt the Proposal as written, but to implement particular policies, practices and procedures that compare favorably with the guidelines of the Proposal. Therefore, it is not necessary for the Company to formally "adopt a policy" that does not permit re-testing of performance metrics at different points in time, as its practices (as disclosed in its 2010 proxy materials) have fully implemented such a guideline.

For the reasons discussed above, the Company's policies, practices and procedures compare favorably with the guidelines of the Proposal and the Company has substantially implemented the Proposal. Therefore, the Proposal and Supporting Statement may properly be omitted from the 2011 Proxy Materials in reliance on Rule 14a-8(i)(10).

E. Portions of the Supporting Statement may be Omitted in Reliance on Rule 14a-8(i)(3), as Such Statements Directly Impugn the Character, Integrity or Personal Reputation of a Director Standing for Re-election

SLB 14B sets forth the Staff's view regarding situations where modification or exclusion of a proposal or portions of a supporting statement may be consistent with the application of Rule 14a-8(i)(3), including where statements directly or indirectly impugn the character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation. See also, International Business Machines Corporation (Jan. 26, 2006).

The Supporting Statement includes the following impugning statements regarding one of the Company's directors: "The re-testing practice shines an unfavorable spotlight on director Fred Langhammer who became the Compensation Committee Chairman before the 2008 annual meeting. Mr. Langhammer was a director of AIG from January 2006 until his November 2008 resignation, and sat on AIG's 'Compensation and Management Resources Committee' and



'Finance Committee.' During this period, AIG endured criticism for showering large bonuses and lavish junkets on top executives as the company imploded."

The Company believes that the above-referenced statements serve no purpose other than to attempt to impugn the character, integrity or personal reputation of Mr. Langhammer. The statements directly insinuate that his service as a director of AIG and Disney somehow draws "an unfavorable spotlight" on him without any description of any action taken by Mr. Langhammer, AIG's board of directors or any committee of AIG's board on which Mr. Langhammer sat that would conceivably support such a charge, let alone establish any reasonable nexus between Mr. Langhammer's service as a director of AIG and the compensation practices at the Company. Statements of this sort – which are transparent attempts to impugn the leadership, character, integrity or personal reputation of a Director – may be properly omitted pursuant to Rule 14a-8(i)(3). We therefore believe that, if the Proposal and the Supporting statement are not omitted in their entirety on the grounds set forth in the preceding sections, the three sentences from the Supporting Statement quoted above can be omitted from the Company's 2011 Proxy Materials in reliance on Rule 14a-8(i)(3).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the entire Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(9), as the Proposal directly conflicts with a proposal intended to be submitted by the Company to shareholders at the same meeting. The Company also believes it may exclude the Proposal and Supporting Statement based on Rule 14a-8(i)(3) as they are impermissibly vague and indefinite as to what vesting terms of the restricted stock unit awards the Proponent is attempting to address, and are therefore misleading. Further, if the Proposal and Supporting Statement are interpreted to address the alternative testing dates for achievement of performance goals, the Company believes it may properly omit them from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(10) as the Company has substantially implemented the Proposal. As such, the Company respectfully requests that the Staff concur with its views and not recommend enforcement action to the Commission if the Company omits the entire Proposal and Supporting Statement from its 2011 Proxy Materials.

Should the Staff be unable to concur with the Company's view that the entire Proposal and Supporting Statement may be omitted, the Company believes that it may properly omit certain portions of the Supporting Statement identified in the preceding section under Rule 14a-8(i)(3). As such, the Company also respectfully requests that the Staff concur with its view and not recommend enforcement action to the Commission if the Company omits the sentences of the Supporting Statement quoted in Section II.E, above, from its 2011 Proxy Materials.



Please do not hesitate to call me at (818) 560-6126 or by return email if you require additional information. Please acknowledge receipt of this letter by return email. We request that you transmit your response by email to Roger.Patterson@Disney.com and understand that you can transmit your response to the Proponent at alee@unitehere.org.

Sincerely,

Roger J. Patterson

Attachments

cc: Mr. Andy Lee
Strategic Affairs Coordinator
Unite Here Los Angeles

Exhibit A

UNITEHERE!

1775 K Street, NW, Suite 620, Washington, DC 20006 • Tel (202) 393-4373 • Fax (202) 223-6213 • www.unitehere.org

Andy Lee
Strategic Affairs Coordinator
Unite Here Los Angeles
464 S. Lucas Avenue, Suite #201
Los Angeles, CA 90017
Tel: (213) 481-8530, ext. 286
Fax: (213) 481-0352
alee@unitehere.org

September 23rd, 2010


RECEIVED
SEP 24 2010
ALAN BRAVERMAN

Mr. Alan N. Braverman, Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-1030

By Overnight Mail:

Dear Mr. Braverman:

I am submitting the enclosed stockholder proposal by Unite Here for inclusion in the proxy statement and form of proxy relating to the 2011 Annual Meeting of Stockholders of the Walt Disney Company, pursuant to Rule 14a-8.

I am the authorized agent of Unite Here, which has continuously held 120 shares of the Company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date of submitting the proposal. I also wish to affirm that Unite Here intends to hold the same shares continuously through the date of the Company's 2011 Annual Meeting of Stockholders.

If you have any questions about this proposal, please call me at (213) 481-8530, ext. 286. Thank you for your attention to this matter.

Sincerely,

Andy Lee

Enclosure: Stockholder Proposal by Unite Here

RESOLUTION TO BE PRESENTED AT 2100 ANNUAL STOCKHOLDERS MEETING:

RESOLVED, that shareholders recommend that the Company's Compensation Committee adopt a policy to only use one test to assess performance in determining eligibility for awards of stock in the Long Term Incentive Plan for senior executives, rather than allowing re-tests that increase the likelihood of executives receiving the awards.

SUPPORTING STATEMENT:

In fiscal years 2008 and 2009, Disney's Compensation Committee allowed senior executives re-tests to determine whether they received performance-based "restricted stock units" under the company's Long Term Incentive Plan. Such a practice delinks executive compensation from company performance because it allows senior executives multiple opportunities under different criteria to receive awards and de-emphasizes company performance as a factor in receiving them.

Disney's Compensation Committee modified the plan prior to the 2009 annual meeting to give top executives three tests in order to receive stock units granted in fiscal year 2008. RiskMetrics Group (RMG), noted that "if performance units do not vest under the first criteria, the second criteria would apply. If the performance units do not vest under the second criteria, the third criteria would apply." A May 11, 2009 *MarketWatch* article notes that "re-testing like this means executives are more likely to eventually get their shares, making performance a less important part of the outcome."

This arrangement was not approved by shareholders.

RMG criticized the re-testing practice, noting in February 2009 that "the company's disclosure on the various performance tests is convoluted and not transparent to shareholders... RMG believes that companies should not retest their performance conditions and if they fail to meet the performance requirements, the awards should be forfeited."

Disney's 2010 proxy statement notes that only one re-test was allowed for stock units granted in calendar year 2010. Crucially, however, there is currently no guarantee that Disney will not introduce more re-testing opportunities in future years.

The re-testing practice shines an unfavorable spotlight on director Fred Langhammer who became the Compensation Committee Chairman before the 2008 annual meeting. Mr. Langhammer was a director of AIG from January 2006 until his November 2008 resignation, and sat on AIG's "Compensation and Management Resources Committee" and "Finance Committee." During this period, AIG endured criticism for showering large bonuses and lavish junkets on top executives as the company imploded.

Disney shareholders and others have also displayed an increasing concern over Disney's executive compensation policies:

- A majority of outside shareholders voted for a resolution at the 2010 annual meeting advocating an advisory vote on executive compensation.
- The Corporate Library, a respected corporate governance authority, gave Disney a "D" grade in its September 2010 report, stating that the grade "is a reflection of high governance risk due to continued concerns related to executive compensation."

Disney should better tie compensation to performance by implementing a policy disallowing re-tests for assessing performance to determine eligibility for awards, in order to better link compensation with company performance. Accordingly, we urge shareholders to vote FOR this proposal.

James W. McClelland
Senior Vice President

590 Madison Avenue
11th Floor
New York, NY 10022
direct 212 307 2845
fax 800 858 7358
toll free 800 [illegible]
jamesw mcclelland@mssb.com

MorganStanley
SmithBarney

September 22, 2010

Unite Here
Attn: Marty Leary
1775 K Street NW-6th Floor
Washington, D.C. 20006

To Whom It May Concern:

Please note that Unite Here is the beneficial owner of 120 shares of Walt Disney stock and has continuously held these shares for more than one year. If you have any questions about this, please call me at 212-307-2845.

Sincerely,



James W. McClelland



The Walt Disney Company

Roger J. Patterson
Managing Vice President, Counsel
Registered In-House Counsel

October 1, 2010

VIA OVERNIGHT COURIER

Andy Lee
Unite Here Los Angeles
464 Lucas Ave., Suite #201
Los Angeles, CA 90017

Dear Mr. Lee:

This letter will acknowledge that we received on September 24, 2010, your letter dated September 23, 2010 submitting a proposal for consideration at the Company's 2010 annual meeting of stockholders regarding the performance test for restricted stock units. As the time for the annual meeting comes closer, we will be in touch with you further regarding our response to your proposal.

Sincerely yours,

Roger J. Patterson

500 S. Buena Vista Street, Burbank, CA 91521-0615
Tel 818.560.6126 Fax 818.563.4160 roger.patterson@disney.com

Exhibit B

Amended and Restated 2005 Stock Incentive Plan

1. *Purpose.* The purpose of The Walt Disney Company Amended and Restated 2005 Stock Incentive Plan is to further align the interests of employees and directors with those of the shareholders by providing incentive compensation opportunities tied to the performance of the Common Stock and by promoting increased ownership of the Common Stock by such individuals. The Plan is also intended to advance the interests of the Company and its shareholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the Company's business is largely dependent.

2. *Definitions.* Wherever the following capitalized terms are used in the Plan, they shall have the meanings specified below:

"*Affiliate*" means (i) any entity that would be treated as an "affiliate" of the Company for purposes of Rule 12b-2 under the Exchange Act and (ii) any joint venture or other entity in which the Company has a direct or indirect beneficial ownership interest representing at least one-third (1/3) of the aggregate voting power of the equity interests of such entity or one-third (1/3) of the aggregate fair market value of the equity interests of such entity, as determined by the Committee.

"*Award*" means an award of a Stock Option, Stock Appreciation Right, Restricted Stock Award, Stock Unit Award or Stock Award granted under the Plan.

"*Award Agreement*" means a written or electronic agreement entered into between the Company and a Participant setting forth the terms and conditions of an Award granted to a Participant.

"*Board*" means the Board of Directors of the Company.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Common Stock*" means the Company's common stock, par value $0.01 per share.

"*Committee*" means the Compensation Committee of the Board, or such other committee of the Board appointed by the Board to administer the Plan.

"*Company*" means The Walt Disney Company, a Delaware corporation.

"*Date of Grant*" means the date on which an Award under the Plan is granted by the Committee, or such later date as the Committee may specify to be the effective date of an Award.

"*Disability*" means a Participant being considered "disabled" within the meaning of Section 409A(a)(2)(C) of the Code, unless otherwise provided in an Award Agreement.

"*Effective Date*" has the meaning ascribed to it in Section 14.1 hereof.

"*Eligible Person*" means any person who is an employee of the Company or any Affiliate or any person to whom an offer of employment with the Company or any Affiliate is extended, as determined by the Committee, or any person who is a Non-Employee Director.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Fair Market Value*" of a share of Common Stock as of a given date shall be the average of the highest and lowest of the New York Stock Exchange composite tape market prices at which the shares of Common Stock shall have been sold regular way on the date as of which Fair Market Value is to be determined or, if there shall be no such sale on such date, the next preceding day on which such a sale shall have occurred. If the Common Stock is not listed on the New York Stock Exchange on the date as of which Fair Market Value is to be determined, the Committee shall determine in good faith the Fair Market Value in whatever manner it considers appropriate.

"*Full-Value Award*" means any Restricted Stock Award, Stock Unit Award or Stock Award.

"*Incentive Stock Option*" means a Stock Option granted under Section 6 hereof that is intended to meet the requirements of Section 422 of the Code and the regulations thereunder.

"*Non-Employee Director*" means any member of the Board who is not an employee of the Company.

"*Nonqualified Stock Option*" means a Stock Option granted under Section 6 hereof that is not an Incentive Stock Option.

"*Participant*" means any Eligible Person who holds an outstanding Award under the Plan.

"*Plan*" means The Walt Disney Company Amended and Restated 2005 Stock Incentive Plan as set forth herein, effective as provided in Section 14.1 hereof and as may be amended from time to time.

"*Restricted Stock Award*" means a grant of shares of Common Stock to an Eligible Person under Section 8 hereof that are issued subject to such vesting and transfer restrictions as the Committee shall determine, and such other conditions, as are set forth in the Plan and the applicable Award Agreement.

"*Section 162(m)*" means Section 162(m) of the Code or any successor provision thereto and the regulations thereunder.

"*Service*" means a Participant's employment with the Company or any Affiliate or a Participant's service as a Non-Employee Director with the Company, as applicable.

"*Stock Award*" means a grant of shares of Common Stock to an Eligible Person under Section 10 hereof that are issued free of transfer restrictions and forfeiture conditions.

"*Stock Appreciation Right*" means a contractual right granted to an Eligible Person under Section 7 hereof entitling such Eligible Person to receive a payment, representing the difference between the base price per share of the right and the Fair Market Value of a share of Common Stock, at such time, and subject to such conditions, as are set forth in the Plan and the applicable Award Agreement.

"*Stock Option*" means a contractual right granted to an Eligible Person under Section 6 hereof to purchase shares of Common Stock at such time and price, and subject to such conditions, as are set forth in the Plan and the applicable Award Agreement.

"*Stock Unit Award*" means a contractual right granted to an Eligible Person under Section 9 hereof representing notional unit interests equal in value to a share of Common Stock to be paid or distributed at such times, and subject to such conditions, as set forth in the Plan and the applicable Award Agreement.

3. Administration.

3.1 *Committee Members*. The Plan shall be administered by a Committee comprised of no fewer than two members of the Board. It is intended that each Committee member shall satisfy the requirements for (i) an "independent director" for purposes of the Company's Corporate Governance Guidelines and the Compensation Committee Charter, (ii) an "independent director" under rules adopted by the New York Stock Exchange, (iii) a "nonemployee director" for purposes of such Rule 16b-3 under the Exchange Act and (iv) an "outside director" under Section 162(m) of the Code. No member of the Committee shall be liable for any action or determination made in good faith by the Committee with respect to the Plan or any Award thereunder.

3.2 *Committee Authority*. The Committee shall have such powers and authority as may be necessary or appropriate for the Committee to carry out its functions as described in the Plan. Subject to the express limitations of the Plan, the Committee shall have authority in its discretion to determine the Eligible Persons to whom, and the time or times at which, Awards may be granted, the number of shares, units or other rights subject to each Award, the exercise, base or purchase price of an Award (if any), the time or times at which an Award will become vested, exercisable or payable, the performance goals and other conditions of an Award, the duration of the Award, and all other terms of the Award. Subject to the terms of the Plan, the Committee shall have the authority to amend the terms of an Award in any manner that is not inconsistent with the Plan, provided that no such action shall adversely affect the rights of a Participant with respect to an outstanding Award without the Participant's consent. The Committee shall also have discretionary authority to interpret the Plan and Award Agreements issued under the Plan, to make factual determinations under the Plan, and to make all other determinations necessary or advisable for Plan administration, including, without limitation, to correct any defect, to supply any omission or to reconcile any inconsistency in the Plan or any Award Agreement hereunder. The Committee may prescribe, amend, and rescind rules and regulations relating to the Plan. The Committee's determinations under the Plan need not be uniform and may be made by the Committee selectively among Participants and Eligible Persons, whether or not such persons are similarly situated. The Committee shall, in its discretion, consider such factors as it deems relevant in making its interpretations, determinations and actions under the Plan including, without limitation, the recommendations or advice of any officer or employee of the Company or such attorneys, consultants, accountants or other advisors as it may select. All interpretations, determinations and actions by the Committee shall be final, conclusive, and binding upon all parties.

3.3 *Delegation of Authority*. The Committee shall have the right, from time to time, to delegate to one or more officers of the Company the authority of the Committee to grant and determine the terms and conditions of Awards granted under the Plan, subject to the requirements of Section 157(c) of the Delaware General Corporation Law (or any successor provision) and such other limitations as the Committee shall determine. In no event shall any such delegation of authority be permitted with respect to Awards to be granted to any member of the Board or to any Eligible Person who is subject to Rule 16b-3 under the Exchange Act or who is a covered employee under Section 162(m) of the Code. The Committee shall also be permitted to delegate, to any appropriate officer or employee of the Company, responsibility for performing certain ministerial functions under the Plan. In the event that the Committee's authority is delegated to officers or employees in accordance with the foregoing, all provisions of the Plan relating to the Committee shall be interpreted in a manner consistent with the foregoing by treating any such reference as a reference to such officer or employee for such purpose. Any action undertaken in accordance with the Committee's delegation of authority hereunder shall have the same force and effect as if such action was undertaken directly by the Committee and shall be deemed for all purposes of the Plan to have been taken by the Committee.

3.4 *Grants to Non-Employee Directors.* Any Awards or formula for granting Awards under the Plan made to Non-Employee Directors shall be approved by the Board. With respect to awards to such directors, all rights, powers and authorities vested in the Committee under the Plan shall instead be exercised by the Board, and all provisions of the Plan relating to the Committee shall be interpreted in a manner consistent with the foregoing by treating any such reference as a reference to the Board for such purpose.

4. Shares Subject to the Plan.

4.1 *Maximum Share Limitations.* Subject to adjustment pursuant to Section 4.3 hereof, the maximum aggregate number of shares of Common Stock that may be issued and sold under all Awards granted under the Plan shall be 178 million shares. Any shares of Common Stock subject to (i) Stock Options or Stock Appreciation Rights, whether granted before or after the Effective Date, or (ii) Full-Value Awards granted prior to the Effective Date, shall be counted against the maximum share limitation of this Section 4.1 as one share of Common Stock for every share of Common Stock subject thereto. Any shares of Common Stock subject to Full-Value Awards granted on or after the Effective Date shall be counted against the maximum share limitation of this Section 4.1 as two shares of Common Stock for every share of Common Stock subject thereto. To the extent that any Award of Stock Options or Stock Appreciation Rights, whether granted on or before the Effective Date, is forfeited, cancelled, returned to the Company for failure to satisfy vesting requirements or other conditions of the Award, or otherwise terminates without an issuance of shares of Common Stock being made thereunder, the shares of Common Stock covered by such Award of Stock Options or Stock Appreciation Rights will no longer be counted against the maximum share limitation of this Section 4.1 and may again be made subject to Awards under the Plan, subject to the foregoing maximum share limitation, on the basis of one share for every share of Common Stock subject to such Award of Stock Options or Stock Appreciation Rights. To the extent that any Full-Value Award granted prior to the Effective Date is forfeited, cancelled, returned to the Company for failure to satisfy vesting requirements or other conditions to the Award, or otherwise terminates without an issuance of shares of Common Stock being made thereunder, the maximum share limitation of this Section 4.1 shall be credited with one share of Common Stock for each share of Common Stock subject to such Full-Value Award, and such number of credited shares of Common Stock may again be made subject to Awards under the Plan subject to the foregoing maximum share limitation. To the extent that any Full-Value Award granted on or after the Effective Date is forfeited, cancelled, returned to the Company for failure to satisfy vesting requirements or other conditions to the Award, or otherwise terminates without an issuance of shares of Common Stock being made thereunder, such maximum share limitation shall be credited with two shares of Common Stock for each share of Common Stock subject to such Full-Value Award and such number of credited shares of Common Stock may again be made subject to Awards under the Plan, subject to the foregoing maximum share limitation. Shares of Common Stock delivered to the Company by a Participant to (A) purchase shares of Common Stock upon the exercise of an Award or (B) satisfy tax withholding obligations (including shares retained from the Award creating the obligation) shall not be added back to the number of shares available for the future grant of Awards. Shares of Common Stock repurchased by the Company on the open market using the proceeds from the exercise of an Award shall not increase the number of shares available for future grant of Awards. Notwithstanding the foregoing, upon exercise of a stock-settled Stock Appreciation Right, the number of shares subject to the Award that are then being exercised shall be counted against the maximum aggregate number of shares of Common Stock that may be issued under the Plan as provided above, on the basis of one share for every share subject thereto, regardless of the actual number of shares used to settle the Stock Appreciation Right upon exercise. Any Awards or portions thereof that are settled in cash and not in shares of Common Stock shall not be counted against the maximum share limitation of this Section 4.1. Shares of Common Stock issued and sold under the Plan may be either authorized but unissued shares or shares held in the Company's treasury. In the case of Incentive Stock Options, the foregoing provisions shall be subject to the provisions of the Code.

4.2 *Individual Participant Limitations.* The maximum number of shares of Common Stock that may be subject to Stock Options and Stock Appreciation Rights in the aggregate granted to any one Participant during any single calendar year period shall be four million shares. The maximum number of shares of Common Stock that may be subject to Full-Value Awards in the aggregate granted to any one Participant during any single calendar year period shall be two million shares.

The foregoing limitations shall each be applied on an aggregate basis taking into account Awards granted to a Participant under the Plan as well as awards of the same type granted to a Participant under any other equity-based compensation plan of the Company or any Affiliate. The per Participant limits described in this Section 4.2 shall be construed and applied consistently with Section 162(m).

4.3 *Adjustments.* If there shall occur any change with respect to the outstanding shares of Common Stock by reason of any recapitalization, reclassification, stock dividend, extraordinary dividend, stock split, reverse stock split or other distribution with respect to the shares of Common Stock, or any merger, reorganization, consolidation, combination, spin-off, or other similar corporate change, or any other change affecting the Common Stock, the Committee shall, in the manner and to the extent it considers equitable to the Participants and consistent with the terms of the Plan, cause an adjustment to be made in (i) the maximum number and kind of shares and the share counting rules provided in Section 4.1 and Section 4.2 hereof, (ii) the number and kind of shares of Common Stock, units, or other rights subject to then outstanding Awards, (iii) the exercise or base price for each share or unit or other right subject to then outstanding Awards, and (iv) any other terms of an Award that are affected by the event. Notwithstanding the foregoing, in the case of Incentive Stock Options, any such adjustments shall, to the extent practicable, be made in a manner consistent with the requirements of Section 424(a) of the Code.

5. Participation and Awards.

5.1 *Designation of Participants.* All Eligible Persons are eligible to be designated by the Committee to receive Awards and become Participants under the Plan. The Committee has the authority, in its discretion, to determine and designate from time to time those Eligible Persons who are to be granted Awards, the types of Awards to be granted and the number of shares of Common Stock or units subject to Awards granted under the Plan. In selecting Eligible Persons to be Participants and in determining the type and amount of Awards to be granted under the Plan, the Committee shall consider any and all factors that it deems relevant or appropriate.

5.2 *Determination of Awards.* The Committee shall determine the terms and conditions of all Awards granted to Participants in accordance with its authority under Section 3.2 hereof. An Award may consist of one type of right or benefit hereunder or of two or more such rights or benefits granted in tandem or in the alternative. In the case of any fractional share or unit resulting from the grant, vesting, payment or crediting of dividends or dividend equivalents under an Award, the Committee shall have the discretionary authority to (i) disregard such fractional share or unit, (ii) round such fractional share or unit to the nearest lower or higher whole share or unit, or (iii) convert such fractional share or unit into a right to receive a cash payment. To the extent deemed necessary by the Committee, an Award shall be evidenced by an Award Agreement as described in Section 13.1 hereof.

6. Stock Options.

6.1 *Grant of Stock Options.* A Stock Option may be granted to any Eligible Person selected by the Committee. Subject to the provisions of Section 6.8 hereof and Section 422 of the Code, each Stock Option shall be designated, in the discretion of the Committee, as an Incentive Stock Option or as a Nonqualified Stock Option.

6.2 *Exercise Price.* The exercise price per share of a Stock Option shall not be less than 100 percent of the Fair Market Value of the shares of Common Stock on the Date of Grant, provided that the Committee may in its discretion specify for any Stock Option an exercise price per share that is higher than the Fair Market Value on the Date of Grant.

6.3 *Vesting of Stock Options.* The Committee shall in its discretion prescribe the time or times at which, or the conditions upon which, a Stock Option or portion thereof shall become vested and/or exercisable, and may accelerate the vesting or exercisability of any Stock Option at any time. The requirements for vesting and exercisability of a Stock Option may be based on the continued Service of the Participant with the Company or an Affiliate for a specified time period (or periods), on the attainment of a specified performance goal (or goals) or on such other terms and conditions as approved by the Committee in its discretion.

6.4 *Term of Stock Options.* The Committee shall in its discretion prescribe in an Award Agreement the period during which a vested Stock Option may be exercised, provided that the maximum term of a Stock Option shall be ten years from the Date of Grant. Except as otherwise provided in this Section 6, Section 13.2 or as otherwise may be provided by the Committee in an Award Agreement, no Stock Option may be exercised at any time during the term thereof unless the Participant is then in the Service of the Company or one of its Affiliates.

6.5 *Termination of Service.* Subject to Section 6.8 hereof with respect to Incentive Stock Options, the Stock Option of any Participant whose Service with the Company or one of its Affiliates is terminated for any reason shall terminate on the earlier of (A) the date that the Stock Option expires in accordance with its terms or (B) unless otherwise provided in an Award Agreement, and except for termination for cause (as described in Section 12.2 hereof), the expiration of the applicable time period following termination of Service, in accordance with the following: (1) twelve months if Service ceased due to Disability, (2) eighteen months if Service ceased at a time when the Participant is eligible to elect immediate commencement of retirement benefits at a specified retirement age under a pension plan to which the Company or any of its Affiliates had made contributions, (3) eighteen months if the Participant died while in the Service of the Company or any of its Affiliates, or (4) three months if Service ceased for any other reason. During the foregoing applicable period, except as otherwise specified in the Award Agreement or in the event Service was terminated by the death of the Participant, the Stock Option may be exercised by such Participant in respect of the same number of shares of Common Stock, in the same manner, and to the same extent as if he or she had remained in the continued Service of the Company or any Affiliate during the first three months of such period; provided that no additional rights shall vest after such three months. The Committee shall have authority to determine in each case whether an authorized leave of absence shall be deemed a termination of Service for purposes hereof, as well as the effect of a leave of absence on the vesting and exercisability of a Stock Option. Unless otherwise provided by the Committee, if an entity ceases to be an Affiliate or otherwise ceases to be qualified under the Plan or if all or substantially all of the assets of an Affiliate are conveyed (other than by encumbrance), such cessation or action, as the case may be, shall be deemed for purposes hereof to be a termination of the Service.

6.6 *Stock Option Exercise; Tax Withholding.* Subject to such terms and conditions as shall be specified in an Award Agreement, a Stock Option may be exercised in whole or in part at any time during the term thereof by notice in the form required by the Company, together with payment of the aggregate exercise price therefor and applicable withholding tax. Payment of the exercise price shall be made in the manner set forth in the Award Agreement, unless otherwise provided by the Committee: (i) in cash or by cash equivalent acceptable to the Committee, (ii) by payment in shares of Common Stock that have been held by the Participant for at least six months (or such period as the Committee may deem appropriate, for accounting purposes or otherwise) valued at the Fair Market Value of such shares on the date of exercise, (iii) through an open-market, broker-assisted sales transaction pursuant to which the Company is promptly delivered the amount of proceeds necessary to satisfy the exercise price, (iv) by a combination of the methods described above or (v) by such other method as may be approved by the Committee and set forth in the Award Agreement. In addition to and at the time of payment of the exercise price, the Participant shall pay to the Company the full amount of any and all applicable income tax, employment tax and other amounts required to be withheld in connection with such exercise, payable under such of the methods described above for the payment of the exercise price as may be approved by the Committee and set forth in the Award Agreement.

6.7 *Limited Transferability of Nonqualified Stock Options.* All Stock Options shall be nontransferable except (i) upon the Participant's death, in accordance with Section 13.2 hereof or (ii) in the case of Nonqualified Stock Options only, for the transfer of all or part of the Stock Option to a Participant's "family member" (as defined for purposes of the Form S-8 registration statement under the Securities Act of 1933), as may be approved by the Committee in its discretion at the time of proposed transfer. The transfer of a Nonqualified Stock Option may be subject to such terms and conditions as the Committee may in its discretion impose from time to time. Subsequent transfers of a Nonqualified Stock Option shall be prohibited other than in accordance with Section 13.2 hereof.

6.8 *Additional Rules for Incentive Stock Options.*

(a) *Eligibility.* An Incentive Stock Option may only be granted to an Eligible Person who is considered an employee for purposes of Treasury Regulation §1.421-7(h) with respect to the Company or any Affiliate that qualifies as a "subsidiary corporation" with respect to the Company for purposes of Section 424(f) of the Code.

(b) *Annual Limits.* No Incentive Stock Option shall be granted to a Participant as a result of which the aggregate Fair Market Value (determined as of the Date of Grant) of the stock with respect to which incentive stock options under Section 422 of the Code are exercisable for the first time in any calendar year under the Plan and any other stock option plans of the Company or any subsidiary or parent corporation, would exceed $100,000, determined in accordance with Section 422(d) of the Code. This limitation shall be applied by taking stock options into account in the order in which granted.

(c) *Termination of Employment.* An Award of an Incentive Stock Option may provide that such Stock Option may be exercised not later than 3 months following termination of employment of the Participant with the Company and all Subsidiaries, or not later than one year following a permanent and total disability within the meaning of Section 22(e)(3) of the Code, as and to the extent determined by the Committee
to comply with the requirements of Section 422 of the Code.

(d) *Other Terms and Conditions; Nontransferability.* Any Incentive Stock Option granted hereunder shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as are deemed necessary or desirable by the Committee, which terms, together with the terms of the Plan, shall be intended and interpreted to cause such Incentive Stock Option to qualify as an "incentive stock option" under Section 422 of the Code. An Award Agreement for an Incentive Stock Option may provide that such Stock Option shall be treated as a Nonqualified Stock Option to the extent that certain requirements applicable to "incentive stock options" under the Code shall not be satisfied. An Incentive Stock Option shall by its terms be nontransferable other than by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by such Participant.

(e) *Disqualifying Dispositions.* If shares of Common Stock acquired by exercise of an Incentive Stock Option are disposed of within two years following the Date of Grant or one year following the transfer of such shares to the Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Company may reasonably require.

6.9 *Repricing Prohibited.* Subject to the anti-dilution adjustment provisions contained in Section 4.3 hereof, without the prior approval of the Company's shareholders, evidenced by a majority of votes cast, neither the Committee nor the Board shall cause the cancellation, substitution or amendment of a Stock Option that would have the effect of reducing the exercise price of such a Stock Option previously granted under the Plan, or otherwise approve any modification to such a Stock Option that would be treated as a "repricing" under the then applicable rules, regulations or listing requirements adopted by the New York Stock Exchange.

7. Stock Appreciation Rights.

7.1 *Grant of Stock Appreciation Rights.* A Stock Appreciation Right may be granted to any Eligible Person selected by the Committee. Stock Appreciation Rights may be granted on a basis that allows for the exercise of the right by the Participant or that provides for the automatic payment of the right upon a specified date or event.

7.2 *Freestanding Stock Appreciation Rights.* A Stock Appreciation Right may be granted without any related Stock Option. The Committee shall in its discretion provide in an Award Agreement the time or times at which, or the conditions upon which, a Stock Appreciation Right or portion thereof shall become vested and/or exercisable, and may accelerate the vesting or exercisability of any Stock Appreciation Right at any time. The requirements for vesting and exercisability of a Stock Appreciation Right may be based on the continued Service of a Participant with the Company or an Affiliate for a specified time period (or periods). on the attainment of a specified performance goal (or goals) or on such other terms and conditions as approved by the Committee in its discretion. A Stock Appreciation Right will be exercisable or payable at such time or times as determined by the Committee, provided that the maximum term of a Stock Appreciation Right shall be ten years from the Date of Grant. The base price of a Stock Appreciation Right granted without any related Stock Option shall be determined by the Committee in its sole discretion; provided, however, that the base price per share of any such freestanding Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the shares of Common Stock on the Date of Grant.

7.3 *Tandem Stock Option/Stock Appreciation Rights.* A Stock Appreciation Right may be granted in tandem with a Stock Option, either at the time of grant or at any time thereafter during the term of the Stock Option. A tandem Stock Option/Stock Appreciation Right will entitle the holder to elect, as to all or any portion of the number of shares subject to the Award, to exercise either the Stock Option or the Stock Appreciation Right, resulting in the reduction of the corresponding number of shares subject to the right so exercised as well as the tandem right not so exercised. A Stock Appreciation Right granted in tandem with a Stock Option hereunder shall have a base price per share equal to the per share exercise price of the Stock Option, will be vested and exercisable at the same time or times that a related Stock Option is vested and exercisable, and will expire no later than the time at which the related Stock Option expires.

7.4 *Payment of Stock Appreciation Rights.* A Stock Appreciation Right will entitle the holder, upon exercise or other payment of the Stock Appreciation Right, as applicable, to receive an amount determined by multiplying: (i) the excess of the Fair Market Value of a share of Common Stock on the date of exercise or payment of the Stock Appreciation Right over the base price of such Stock Appreciation Right, by (ii) the number of shares as to which such Stock Appreciation Right is exercised or paid. Subject to the requirements of Section 409A of the Code, payment of the amount determined under the foregoing may be made, as approved by the Committee and set forth in the Award Agreement, in shares of Common Stock valued at their Fair Market Value on the date of exercise or payment, in cash, or in a combination of shares of Common Stock and cash, subject to applicable tax withholding requirements.

7.5 *Repricing Prohibited.* Subject to the anti-dilution adjustment provisions contained in Section 4.3 hereof, without the prior approval of the Company's shareholders, evidenced by a majority of votes cast, neither the Committee nor the Board shall cause the cancellation, substitution or amendment of a Stock Appreciation Right that would have the effect of reducing the base price of such a Stock Appreciation Right previously granted under the Plan, or otherwise approve any modification to such a Stock Appreciation Right that would be treated as a "repricing" under the then applicable rules, regulations or listing requirements adopted by the New York Stock Exchange.

8. Restricted Stock Awards.

8.1 *Grant of Restricted Stock Awards.* A Restricted Stock Award may be granted to any Eligible Person selected by the Committee. The Committee may require the payment by the Participant of a specified purchase price in connection with any Restricted Stock Award.

8.2 *Vesting Requirements.* The restrictions imposed on shares granted under a Restricted Stock Award shall lapse in accordance with the vesting requirements specified by the Committee in the Award Agreement, provided that the Committee may accelerate the vesting of a Restricted Stock Award at any time. The requirements for vesting of a Restricted Stock Award may be based on the continued Service of the Participant with the Company or an Affiliate for a specified time period (or periods), on the attainment of a specified performance goal (or goals) or on such other terms and conditions as approved by the Committee in its discretion. If the vesting requirements of a Restricted Stock Award shall not be satisfied, the Award shall be forfeited and the shares of Common Stock subject to the Award shall be returned to the Company.

8.3 *Restrictions.* Shares granted under any Restricted Stock Award may not be transferred, assigned or subject to any encumbrance, pledge, or charge until all applicable restrictions are removed or have expired, unless otherwise allowed by the Committee. Failure to satisfy any applicable restrictions shall result in the subject shares of the Restricted Stock Award being forfeited and returned to the Company. The Committee may require in an Award Agreement that certificates representing the shares granted under a Restricted Stock Award bear a legend making appropriate reference to the restrictions imposed, and that certificates representing the shares granted or sold under a Restricted Stock Award will remain in the physical custody of an escrow holder until all restrictions are removed or have expired.

8.4 *Rights as Shareholder.* Subject to the foregoing provisions of this Section 8 and the applicable Award Agreement, the Participant shall have all rights of a shareholder with respect to the shares granted to the Participant under a Restricted Stock Award, including the right to vote the shares and receive all dividends and other distributions paid or made with respect thereto. The Committee may provide in an Award Agreement for the payment of dividends and distributions to the Participant at such times as paid to shareholders generally or at the times of vesting or other payment of the Restricted Stock Award.

8.5 *Section 83(b) Election.* If a Participant makes an election pursuant to Section 83(b) of the Code with respect to a Restricted Stock Award, the Participant shall file, within 30 days following the Date of Grant, a copy of such election with the Company and with the Internal Revenue Service, in accordance with the regulations under Section 83 of the Code. The Committee may provide in an Award Agreement that the Restricted Stock Award is conditioned upon the Participant's making or refraining from making an election with respect to the Award under Section 83(b) of the Code.

9. Stock Unit Awards.

9.1 *Grant of Stock Unit Awards.* A Stock Unit Award may be granted to any Eligible Person selected by the Committee. The value of each stock unit under a Stock Unit Award is equal to the Fair Market Value of the Common Stock on the applicable date or time period of determination, as specified by the Committee. A Stock Unit Award shall be subject to such restrictions and conditions as the Committee shall determine. A Stock Unit Award may be granted together with a dividend equivalent right with respect to the shares of Common Stock subject to the Award, which may be accumulated and may be deemed reinvested in additional stock units, as determined by the Committee in its discretion.

9.2 *Vesting of Stock Unit Awards.* On the Date of Grant, the Committee shall in its discretion determine any vesting requirements with respect to a Stock Unit Award, which shall be set forth in the Award Agreement, provided that the Committee may accelerate the vesting of a Stock Unit Award at any time. The requirements for vesting of a Stock Unit Award may be based on the continued Service of the Participant with the Company or an Affiliate for a specified time period (or periods), on the attainment of a specified performance goal (or goals) or on such other terms and conditions as approved by the Committee in its discretion. A Stock Unit Award may also be granted on a fully vested basis, with a deferred payment date.

9.3 *Payment of Stock Unit Awards.* A Stock Unit Award shall become payable to a Participant at the time or times determined by the Committee and set forth in the Award Agreement, which may be upon or following the vesting of the Award. Payment of a Stock Unit Award may be made, at the discretion of the Committee, in cash or in shares of Common Stock, or in a combination thereof, subject to applicable tax withholding requirements. Any cash payment of a Stock Unit Award shall be made based upon the Fair Market Value of the Common Stock, determined on such date or over such time period as determined by the Committee.

9.4 *No Rights as Shareholder*. The Participant shall not have any rights as a shareholder with respect to the shares subject to a Stock Unit Award until such time as shares of Common Stock are delivered to the Participant pursuant to the terms of the Award Agreement.

10. Stock Awards.

10.1 *Grant of Stock Awards.* A Stock Award may be granted to any Eligible Person selected by the Committee. A Stock Award may be granted for past services, in lieu of bonus or other cash compensation, as directors' compensation or for any other valid purpose as determined by the Committee. A Stock Award granted to an Eligible Person represents shares of Common Stock that are issued without restrictions on transfer and other incidents of ownership and free of forfeiture conditions, except as otherwise provided in the Plan and the Award Agreement. The Committee may, in connection with any Stock Award, require the payment of a specified purchase price.

10.2 *Rights as Shareholder.* Subject to the foregoing provisions of this Section 10 and the applicable Award Agreement, upon the issuance of the Common Stock under a Stock Award the Participant shall have all rights of a shareholder with respect to the shares of Common Stock, including the right to vote the shares and receive all dividends and other distributions paid or made with respect thereto.

11. Change in Control.

11.1 *Effect of a Change in Control.* Except to the extent an Award Agreement provides for a different result (in which case the Award Agreement will govern and this Section 11 of the Plan shall not be applicable), and except as may be limited by the provisions of Section 11.3 hereof, notwithstanding anything elsewhere in the Plan or any rules adopted by the Committee pursuant to the Plan to the contrary, if a Triggering Event shall occur within the 12-month period beginning with a Change in Control of the Company, then, effective immediately prior to the Triggering Event:

(i) each outstanding Stock Option and Stock Appreciation Right, to the extent that it shall not otherwise have become vested and exercisable, shall automatically become fully and immediately vested and exercisable, without regard to any otherwise applicable vesting requirement;

(ii) each Restricted Stock Award shall become fully and immediately vested and all forfeiture and transfer restrictions thereon shall lapse; and

(iii) each outstanding Stock Unit Award shall become immediately and fully vested and payable;

provided, however, that with respect to Stock Unit Awards and any other Awards that are subject to Section 409A of the Code and the guidance issued thereunder ("Section 409A"), the Common Stock, securities, cash or other consideration payable with respect to the Award shall be payable immediately following (and in no event more than 90 days following) the Participant's "separation from service" (as defined under Section 409A), except that, to the extent that such Awards are held by a Participant who is a "specified employee" (as determined under Section 409A), the delivery of the Common Stock, securities, cash or other consideration payable with respect to such Awards shall be delayed to the date that is six months and one day following the Participant's "separation from service" solely to the extent necessary to avoid the additional taxes imposed by Section 409A(a)(i)(B) of the Code.

11.2 *Definitions.*

(a) *Cause*. For purposes of this Section 11, the term "Cause" shall mean a determination by the Committee that a Participant (i) has been convicted of, or entered a plea of nolo contendere to, a crime that constitutes a felony under Federal or state law, (ii) has engaged in willful gross misconduct in the performance of the Participant's duties to the Company or an Affiliate or (iii) has committed a material breach of any written agreement with the Company or any Affiliate with respect to confidentiality, noncompetition, nonsolicitation or similar restrictive covenant. Subject to the first sentence of Section 11.1 hereof, in the event that a Participant is a party to an employment agreement with the Company or any Affiliate that defines termination on account of "Cause" (or a term having similar meaning), such definition shall apply as the definition of a termination on account of "Cause" for purposes hereof, but only to the extent that such definition provides the Participant with greater rights. A termination on account of Cause shall be communicated by written notice to the Participant, and shall be deemed to occur on the date such notice is delivered to the Participant.

(b) *Change in Control*. For purposes of this Section 11, a "Change in Control" shall occur upon:

(i) the acquisition within any 12-month period by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty percent (30%) or more of the total voting power of the then outstanding stock of the Company entitled to vote generally in the election of directors, but excluding the following transactions (the "Excluded Acquisitions"):

(1) any acquisition directly from the Company (other than an acquisition by virtue of the exercise of a conversion privilege of a security that was not acquired directly from the Company),

(2) any acquisition by the Company, and

(3) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company);

(ii) any time during a period of 12 months or less, individuals who at the beginning of such period constitute the Board (and any new directors whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was so approved) ceasing for any reason to constitute a majority thereof;

(iii) an acquisition (other than an Excluded Acquisition) by any Person of fifty percent (50%) or more of the voting power or value of the Company's stock;

(iv) the consummation of a merger, consolidation, reorganization or similar corporate transaction, whether or not the Company is the surviving company in such transaction, other than a merger, consolidation, or reorganization that would result in the Persons who are beneficial owners of the Company's stock outstanding immediately prior thereto continuing to beneficially own, directly or indirectly, in substantially the same proportions, at least fifty percent (50%) of the combined voting power or value of the Company's stock (or the stock of the surviving entity) outstanding immediately after such merger, consolidation or reorganization; or

(v) the sale or other disposition during any 12 month period of all or substantially all of the assets of the Company, provided that such sale is of assets having a total gross fair market value equal to or greater than 40% of the total gross fair market value of the assets of the Company immediately prior to such sale or disposition.

The foregoing definition of "Change in Control" is intended to comply with the requirements of Section 409A of the Code and the guidance issued thereunder and shall be interpreted and applied by the Committee in a manner consistent therewith.

(c) *Constructive Termination*. For purposes of this Section 11, a "Constructive Termination" shall mean a termination of employment by a Participant within sixty (60) days following the occurrence of any one or more of the following events without the Participant's written consent (i) any reduction in position, title (for Vice Presidents and above), overall responsibilities, level of authority, level of reporting (for Vice Presidents and above), base compensation, annual incentive compensation opportunity, aggregate employee benefits or (ii) a request that the Participant's location of employment be relocated by more than fifty (50) miles. Subject to the first sentence of Section 11.1 hereof, in the event that a Participant is a party to an employment agreement with the Company or an Affiliate (or a successor entity) that defines a termination on account of "Constructive Termination," "Good Reason" or "Breach of Agreement" (or a term having similar meaning), such definition shall apply as the definition of "Constructive Termination" for purposes hereof in lieu of the foregoing, but only to the extent that such definition provides the Participant with greater rights. A Constructive Termination shall be communicated by written notice to the Committee, and shall be deemed to occur on the date such notice is delivered to the Committee, unless the circumstances giving rise to the Constructive Termination are cured within five (5) days of such notice.

(d) *Triggering Event*. For purposes of this Section 11, a "Triggering Event" shall mean (i) the termination of Service of a Participant by the Company or an Affiliate (or any successor thereof) other than on account of death, Disability or Cause or (ii) the occurrence of a Constructive Termination.

11.3 *Excise Tax Limit*. In the event that the vesting of Awards together with all other payments and the value of any benefits received or to be received by a Participant (the "Total Payments") would result in all or a portion of such Total Payments being subject to the excise tax under Section 4999 of the Code (the "Excise Tax"), then the Participant's Total Payments shall be either (i) the full amount of such payments and benefits or (ii) such lesser amount that would result in no portion of the Total Payments being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable Federal, state, and local employment taxes, income taxes and the Excise Tax, results in the receipt by the Participant, on an after-tax basis, of the greatest amount of payments and benefits notwithstanding that all or some portion of such payments and benefits may be taxable under Section 4999 of the Code. Solely to the extent that the Participant is better off on an after-tax basis as a result of the reduction of Total Payments, such payments and benefits shall be reduced or eliminated, as determined by the Company, in the following order: (i) any cash payments, (ii) any taxable benefits, (iii) any nontaxable benefits, and (iv) any vesting or accelerated delivery of equity awards in each case in reverse order beginning with the payments or benefits that are to be paid the farthest in time from the date that triggers the applicable Excise Tax.

All determinations required to be made under this Section 11 shall be made by PricewaterhouseCoopers or any other nationally recognized accounting firm which is the Company's outside auditor immediately prior to the event triggering the payments that are subject to the Excise Tax (the "Accounting Firm"). The Company shall cause the Accounting Firm to provide detailed supporting calculations of its determinations to the Company and the Participant. All fees and expenses of the Accounting Firm shall be borne solely by the Company. The Accounting Firm's determinations must be made with substantial authority (within the meaning of Section 6662 of the Code). For the purposes of all calculations under Section 280G of the Code and the application of this Section 11.3, all determinations as to the present value shall be made using 120 percent of the applicable Federal rate (determined under Section 1274(d) of the Code) compounded semiannually, as in effect on the date of the Change in Control of the Company.

11.4 Applicability of Certain Amendments made on October 2, 2008. This Section 11 has been amended on and as of October 2, 2008. All of the provisions of this Section 11 as so amended are applicable to:

(i) all Awards under this Plan (other than Awards for Stock Options) outstanding on October 2, 2008, regardless of any terms or provisions hereof or thereof to the contrary, and

(ii) all Awards granted under this Plan on or after October 2, 2008, except as otherwise expressly provided by the Committee at any time on or after October 2, 2008.

12. Forfeiture Events.

12.1 *General.* The Committee may specify in an Award Agreement at the time of the Award that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, termination of Service for cause, violation of material Company policies, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company.

12.2 *Termination for Cause.* Unless otherwise provided by the Committee and set forth in an Award Agreement, if a Participant's employment with the Company or any Affiliate shall be terminated for cause, the Company may, in its sole discretion, immediately terminate such Participant's right to any further payments, vesting or exercisability with respect to any Award in its entirety. In the event a Participant is party to an employment (or similar) agreement with the Company or any Affiliate that defines the term "cause," such definition shall apply for purposes of the Plan. The Company shall have the power to determine whether the Participant has been terminated for cause and the date upon which such termination for cause occurs. Any such determination shall be final, conclusive and binding upon the Participant. In addition, if the Company shall reasonably determine that a Participant has committed or may have committed any act which could constitute the basis for a termination of such Participant's employment for cause, the Company may suspend the Participant's rights to exercise any option, receive any payment or vest in any right with respect to any Award pending a determination by the Company of whether an act has been committed which could constitute the basis for a termination for "cause" as provided in this Section 12.2.

13. General Provisions.

13.1 *Award Agreement.* To the extent deemed necessary by the Committee, an Award under the Plan shall be evidenced by an Award Agreement in a written or electronic form approved by the Committee setting forth the number of shares of Common Stock or units subject to the Award, the exercise price, base price, or purchase price of the Award, the time or times at which an Award will become vested, exercisable or payable and the term of the Award. The Award Agreement may also set forth the effect on an Award of termination of Service under certain circumstances. The Award Agreement shall be subject to and incorporate, by reference or otherwise, all of the applicable terms and conditions of the Plan, and may also set forth other terms and conditions applicable to the Award as determined by the Committee consistent with the limitations of the Plan. Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code. The grant of an Award under the Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in the Plan as being applicable to such type of Award (or to all Awards) or as are expressly set forth in the Award Agreement. The Committee need not require the execution of an Award Agreement by a Participant, in which case, acceptance of the Award by the Participant shall constitute agreement by the Participant to the terms, conditions, restrictions and limitations set forth in the Plan and the Award Agreement as well as the administrative guidelines of the Company in effect from time to time.

13.2 *Treatment of Awards upon Death.* In the event of the death of a Participant while employed by the Company or any of its Affiliates, except as otherwise provided by the Committee in an Award Agreement, an outstanding Award may be exercised by or shall become payable to the Participant's beneficiary as designated by the Participant in the manner prescribed by the Committee or, in the absence of an authorized beneficiary designation, by the a legatee or legatees of such Award under the participant's last will, or by such Participant's executors, personal representatives or distributees of such Award in accordance with the Participant's will or the laws of descent and distribution (a "Beneficiary"). In the case of Stock Options, except as otherwise provided in an Award Agreement, any outstanding Stock Options of a Participant who dies while in Service may be exercised by such Beneficiary in respect of all or any part of the total number of shares subject to such options at the time of such Participant's death (whether or not, at the time of death, the deceased Participant would have been entitled to exercise such options to the extent of all or any of the shares covered thereby). However, except as otherwise provided by the Committee in an Award Agreement, in the event of the death of the Participant after the date of termination of Service while an Option remains outstanding, then such deceased Participant's Options shall expire in accordance with their terms at the same time they would have expired if such Participant had not died, and may be exercised prior to their expiration by a Beneficiary in respect to the same number of shares, in the same manner and to the same extent as if such Participant were then living. In the case of Awards other than Stock Options, except as otherwise provided in an Award Agreement, any outstanding Awards of a Participant who dies while in Service shall become fully vested and, in the case of Stock Appreciation Rights, exercisable as provided above with respect to stock options, and in the case of all other types of Awards, payable to the Beneficiary promptly following the Participant's death.

13.3 *No Assignment or Transfer; Beneficiaries.* Except as provided in Sections 6.7 and 13.2 hereof, Awards under the Plan shall not be assignable or transferable by the Participant, except by will or by the laws of descent and distribution, and shall not be subject in any manner to assignment, alienation, pledge, encumbrance or charge. Notwithstanding the foregoing, the Committee may provide in the terms of an Award Agreement or in any other manner prescribed by the Committee that the Participant shall have the right to designate a beneficiary or beneficiaries who shall be entitled to any rights, payments or other benefits specified under an Award following the Participant's death. During the lifetime of a Participant, an Award shall be exercised only by such Participant or such Participant's guardian or legal representative.

13.4 *Deferrals of Payment.* The Committee may in its discretion permit a Participant to defer the receipt of payment of cash or delivery of shares of Common Stock that would otherwise be due to the Participant by virtue of the exercise of a right or the satisfaction of vesting or other conditions with respect to an Award. If any such deferral is to be permitted by the Committee, the Committee shall establish rules and procedures relating to such deferral in a manner intended to comply with the requirements of Section 409A of the Code, including, without limitation, the time when an election to defer may be made, the time period of the deferral and the events that would result in payment of the deferred amount, the interest or other earnings attributable to the deferral and the method of funding, if any, attributable to the deferred amount.

13.5 *Employment or Service.* Nothing in the Plan, in the grant of any Award or in any Award Agreement shall confer upon any Eligible Person or any Participant any right to continue in the Service of the Company or any of its Affiliates, or interfere in any way with the right of the Company or any of its Affiliates to terminate the employment or other service relationship of an Eligible employee or a Participant for any reason at any time.

13.6 *Rights as Shareholder.* A Participant shall have no rights as a holder of shares of Common Stock with respect to any unissued securities covered by an Award until the date the Participant becomes the holder of record of such securities. Except as provided in Section 4.3 hereof, no adjustment or other provision shall be made for dividends or other shareholder rights, except to the extent that the Award Agreement provides for dividend payments or dividend equivalent rights. The Committee may determine in its discretion the manner of delivery of Common Stock to be issued under the Plan, which may be by delivery of stock certificates, electronic account entry into new or existing accounts or any other means as the Committee, in its discretion, deems appropriate. The Committee may require that the stock certificates be held in escrow by the Company for any shares of Common Stock or cause the shares to be legended in order to comply with the securities laws or other applicable restrictions, or should the shares of Common Stock be represented by book or electronic account entry rather than a certificate, the Committee may take such steps to restrict transfer of the shares of Common Stock as the Committee considers necessary or advisable.

13.7 *Securities Laws.* No shares of Common Stock will be issued or transferred pursuant to an Award unless and until all then applicable requirements imposed by Federal and state securities and other laws, rules and regulations and by any regulatory agencies having jurisdiction, and by any exchanges upon which the shares of Common Stock may be listed, have been fully met. As a condition precedent to the issuance of shares pursuant to the grant or exercise of an Award, the Company may require the Participant to take any reasonable action to meet such requirements. The Committee may impose such conditions on any shares of Common Stock issuable under the Plan as it may deem advisable, including, without limitation, restrictions under the Securities Act of 1933, as amended, under the requirements of any exchange upon which such shares of the same class are then listed, and under any blue sky or other securities laws applicable to such shares. The Committee may also require the Participant to represent and warrant at the time of issuance or transfer that the shares of Common Stock are being acquired only for investment purposes and without any current intention to sell or distribute such shares.

13.8 *Tax Withholding.* The Participant shall be responsible for payment of any taxes or similar charges required by law to be paid or withheld from an Award or an amount paid in satisfaction of an Award. Any required withholdings shall be paid by the Participant on or prior to the payment or other event that results in taxable income in respect of an Award. The Award Agreement may specify the manner in which the withholding obligation shall be satisfied with respect to the particular type of Award.

13.9 *Unfunded Plan.* The adoption of the Plan and any reservation of shares of Common Stock or cash amounts by the Company to discharge its obligations hereunder shall not be deemed to create a trust or other funded arrangement. Except upon the issuance of Common Stock pursuant to an Award, any rights of a Participant under the Plan shall be those of a general unsecured creditor of the Company, and neither a Participant nor the Participant's permitted transferees or estate shall have any other interest in any assets of the Company by virtue of the Plan. Notwithstanding the foregoing, the Company shall have the right to implement or set aside funds in a grantor trust, subject to the claims of the Company's creditors or otherwise, to discharge its obligations under the Plan.

13.10 *Other Compensation and Benefit Plans.* The adoption of the Plan shall not affect any other share incentive or other compensation plans in effect for the Company or any Affiliate, nor shall the Plan preclude the Company from establishing any other forms of share incentive or other compensation or benefit program for employees of the Company or any Affiliate. The amount of any compensation deemed to be received by a Participant pursuant to an Award shall not constitute includable compensation for purposes of determining the amount of benefits to which a Participant is entitled under any other compensation or benefit plan or program of the Company or an Affiliate, including, without limitation, under any pension or severance benefits plan, except to the extent specifically provided by the terms of any such plan.

13.11 *Plan Binding on Transferees.* The Plan shall be binding upon the Company, its transferees and assigns, and the Participant, the Participant's executor, administrator and permitted transferees and beneficiaries.

13.12 *Severability.* If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

13.13 *Foreign Jurisdictions.* The Committee may adopt, amend and terminate such arrangements and grant such Awards, not inconsistent with the intent of the Plan, as it may deem necessary or desirable to comply with any tax, securities, regulatory or other laws of other jurisdictions with respect to Awards that may be subject to such laws. The terms and conditions of such Awards may vary from the terms and conditions that would otherwise be required by the Plan solely to the extent the Committee deems necessary for such purpose. Moreover, the Board may approve such supplements to or amendments, restatements or alternative versions of the Plan, not inconsistent with the intent of the Plan, as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of the Plan as in effect for any other purpose.

13.14 *Substitute Awards in Corporate Transactions.* Nothing contained in the Plan shall be construed to limit the right of the Committee to grant Awards under the Plan in connection with the acquisition, whether by purchase, merger, consolidation or other corporate transaction, of the business or assets of any corporation or other entity. Without limiting the foregoing, the Committee may grant Awards under the Plan to an employee or director of another corporation who becomes an Eligible Person by reason of any such corporate transaction in substitution for awards previously granted by such corporation or entity to such person. The terms and conditions of the substitute Awards may vary from the terms and conditions that would otherwise be required by the Plan solely to the extent the Committee deems necessary for such purpose.

13.15 *Coordination with 2002 Executive Performance Plan.* For purposes of Restricted Stock Awards, Stock Unit Awards and Stock Awards granted under the Plan that are intended to qualify as "performance-based" compensation under

Section 162(m) of the Code, such Awards shall be granted in accordance with the provisions of the Company's 2002 Executive Performance Plan (or any successor plan) to the extent necessary to satisfy the requirements of Section 162(m) of the Code.

13.16 *Section 409A Compliance.* To the extent applicable, it is intended that the Plan and all Awards hereunder comply with the requirements of Section 409A of the Code, and the Plan and all Award Agreements shall be interpreted and applied by the Committee in a manner consistent with this intent in order to avoid the imposition of any additional tax under Section 409A of the Code. In the event that any provision of the Plan or an Award Agreement is determined by the Committee to not comply with the applicable requirements of Section 409A of the Code, the Committee shall have the authority to take such actions and to make such changes to the Plan or an Award Agreement as the Committee deems necessary to comply with such requirements, provided that no such action shall adversely affect any outstanding Award without the consent of the affected Participant. Notwithstanding the foregoing or anything elsewhere in the Plan or an Award Agreement to the contrary: (a) unless the Committee shall otherwise expressly provide at any time on or after October 2, 2008, the term "disability" shall have the meaning given to such term under Section 409A and the regulations and guidance issued thereunder with respect to any Awards (other than Stock Options) outstanding on such date and with respect to any Awards granted on or after such date; and (b) if a Participant is a "specified employee" as defined in Section 409A of the Code at the time of termination of Service with respect to an Award, then solely to the extent necessary to avoid the imposition of any additional tax under Section 409A of the Code, the commencement of any payments or benefits under the Award shall be deferred until the date that is six months following the Participant's termination of Service (or such other period as required to comply with Section 409A).

13.17 *Governing Law.* The Plan and all rights hereunder shall be subject to and interpreted in accordance with the laws of the State of Delaware, without reference to the principles of conflicts of laws, and to applicable Federal securities laws.

14. Effective Date; Amendment and Termination.

14.1 *Effective Date.* The Plan as amended and restated shall become effective immediately following its approval by the shareholders of the Company. The term of the Plan shall be seven (7) years from the date of the original adoption of the Plan (prior to this amendment and restatement) by the Board, subject to Section 14.3 hereof.

14.2 *Amendment.* The Board may at any time and from time to time and in any respect, amend or modify the Plan. The Board may seek the approval of any amendment or modification by the Company's shareholders to the extent it deems necessary or advisable in its discretion for purposes of compliance with Section 162(m) or Section 422 of the Code, the listing requirements of the New York Stock Exchange or other exchange or securities market or for any other purpose. No amendment or modification of the Plan shall adversely affect any Award theretofore granted without the consent of the Participant or the permitted transferee of the Award.

14.3 *Termination.* The Plan shall terminate on December 30, 2011, which is the seventh anniversary of the date of its adoption by the Board. The Board may, in its discretion and at any earlier date, terminate the Plan. Notwithstanding the foregoing, no termination of the Plan shall adversely affect any Award theretofore granted without the consent of the Participant or the permitted transferee of the Award.